SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Travis Boats & Motors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894363100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Wexler
                            101 S. Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-6100
                            Facsimile: (314) 615-6001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894363100              13D                         Page 2 of 12 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          TMRC, L.L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                   869,724
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                    -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                    869,724
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          869,724
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          19%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 3 of 12 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Tracker Marine, L.L.C.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                   869,724
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                    -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                    869,724
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          869,724
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          19%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 4 of 12 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Three Johns Company
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                   869,724
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                    -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                    869,724
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          869,724
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          19%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 5 of 12 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          The John L. Morris Revocable Trust
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                   869,724
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                    -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                    869,724
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          869,724
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          19%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 6 of 12 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          John L. Morris
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                   869,724
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                    -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                    869,724
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          869,724
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          19%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

                                  Schedule 13D

         On March 13, 2002, TMRC, L.L.P., a Missouri limited liability company ("TMRC") entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") with Travis Boats & Motors, Inc. (the "Company"). The Purchase Agreement is attached to this Report as Exhibit A. Pursuant to the terms of the Purchase Agreement, TMRC agreed to purchase 50,000 shares (the "Preferred Shares") of the Company's 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred"), as well as a Warrant to acquire an additional 30,000 shares of the Series A Preferred (the "Warrant").

         As set forth in the Purchase Agreement, the purchase of the Series A Preferred and Warrant is to take place at two separate closings. At the first closing, which occurred on March 13, 2002, TMRC purchased 21,390 shares of Series A Preferred for a cash purchase price of $2,139,000.00 (the "First Closing"). Also at the First Closing, Tracker and the Company entered into a long-term supply agreement pursuant to which Tracker will supply a substantial portion of the Company's requirements for its boating packages, including aluminum and fiberglass fishing and recreational boats.

         At the second closing, which will occur upon the satisfaction of, among other things, the filing by the Company of a definitive information statement on
Schedule 14C with the Securities and Exchange Commission relating to shareholder approval of the transactions contemplated under the Purchase Agreement, TMRC has agreed to purchase an additional 28,610 shares of Series A Preferred and the Warrant for a cash purchase price of $2,861,000.00 (the "Second Closing"). Holders of a majority of the outstanding shares of the Company's common stock have approved the transactions contemplated at and after the Second Closing by written consents delivered to the Company prior to the First Closing. The consummation of the Second Closing may or may not occur within 60 days of the date of this Report.

         The rights and preferences of the Series A Preferred are set forth in the Statement of Designation attached hereto as Exhibit B (the "Designation"). Each share of the Series A Preferred entitles the holder thereof to 6% dividends per annum, payable quarterly. The Company, at its option, may pay such dividends in cash or in additional shares of Series A preferred. Each outstanding share of Series A Preferred is immediately convertible into the number of shares of the Company's common stock, $.01 par value per share (the "Common Stock"), obtained by dividing the liquidation value of such share of Series A Preferred (equal to the sum of $100 and all accrued and unpaid dividends), by the Series A Preferred conversion price, which is initially equal to $2.4594, and may be adjusted from time to time pursuant to the terms of the Designation ("Conversion Price"). As of the date of this Report, the Series A Preferred purchased by TMRC pursuant to the First Closing is convertible into 859,724 shares of Common Stock. Assuming that no adjustments are made to the Conversion Price on or before the Second Closing, the Series A Preferred to be acquired by TMRC at the Second Closing will be convertible into 1,163,291 shares of Common Stock.

         The holders of the Series A Preferred vote on an as-if converted basis with the holders of the Company's Common Stock as one class on all matters to be voted on by the holders of the Company's Common Stock. In addition, after the Second Closing and as long as TMRC and its affiliates hold at least 32,000 shares of Series A Preferred, the Company may not take certain corporate actions without the consent of at least a majority of the holders of the Series A Preferred.

         Furthermore, after the Second Closing, the holders of the Series A Preferred are entitled to elect a certain number of directors to the board of directors of the Company. The number of directors is determined as follows: (i) if at least 10,000 shares and less than 25,000 shares of Series A Preferred are outstanding, the holders thereof will be entitled to elect one director; (ii) if at least 25,000 shares and less than 60,000 shares of Series A Preferred are outstanding, the holders thereof will be entitled to elect two directors; and
(iii) after March 13, 2003, if at least 60,000 shares of Series A Preferred are outstanding, the holders thereof will be entitled to elect three directors. If the Second Closing does not occur and at least 10,000 shares of Series A Preferred remain outstanding, the holders thereof will be entitled to elect one director after June 11, 2002.

         The Warrant to be acquired by TMRC at the Second Closing is exercisable into 30,000 shares of the Series A Preferred at a price of $100.00 per share, as may be adjusted from time to time pursuant to the terms of the Warrant. A copy of the form of the Warrant is attached hereto as Exhibit C. Pursuant to the Purchase Agreement, it is contemplated that TMRC will exercise the Warrant in full on or about June 10, 2002. Assuming that no adjustments are made to the Conversion Price on or before such time, the Series A Preferred acquired by TMRC pursuant to the exercise of the Warrant would be convertible into 1,219,809 shares of Common Stock.

         Any description of the Purchase Agreement, the Designation, or the Warrant are qualified in their entirety by the complete text of such documents (including appendices thereto), copies of which are attached hereto as Exhibits and are incorporated herein by reference.

Item 1.  Security and Issuer.

         The security to which the statement relates is the common stock, $.01 par value per share, of Travis Boats & Motors, Inc., a Texas corporation. The principal executive offices of the Company are located at the following address:

                        Travis Boats & Motors, Inc.
                        5000 Plaza of the Lake, Suite 250
                        Austin, TX 78746

Item 2.  Identity and Background.

         This statement is being filed by (i) TMRC, and (ii) by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), by Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker"), Three Johns Company, a Missouri corporation ("Three Johns"), the John L. Morris Revocable Trust (the "JLM Trust") and John L. Morris, an individual residing in Missouri ("JLM") (collectively, the "Reporting Persons"). TMRC was formed for the purpose of acquiring an investment in the Company. The principal business office of TMRC is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         Tracker, is a 99% partner in TMRC and by virtue thereof, controls TMRC. Tracker is in the business of manufacturing and selling recreational boating equipment. The principal business office of Tracker is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         Three Johns is a 1% partner in TMRC, and is the sole member of Tracker, and by virtue thereof, controls Tracker. Three Johns is in the business of managing the business undertaken by Tracker, as well as the business of certain other subsidiary entities. The principal business address of Three Johns is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         The JLM Trust is the sole shareholder of Three Johns and by virtue thereof controls Three Johns. JLM, as the settlor of the JLM Trust and having the power to revoke the JLM Trust, controls the JLM Trust. JLM's principal occupation is the operation of Tracker and an outdoor sporting goods retail chain. The business address of the JLM Trust and JLM is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         Each Reporting Person expressly disclaims beneficial ownership of those shares of Common Stock underlying the shares of Series A Preferred to be acquired by TMRC pursuant to the Second Closing, and indirectly, the shares of Common Stock underlying Series A Preferred that may be obtained by TMRC pursuant to the exercise of the Warrant. The filing of this Report shall not be construed as an admission that any reporting person, or any affiliate thereof, is, for any purpose, the beneficial owner of such shares of Common Stock covered by the Series A Preferred to the acquired pursuant to the Second Closing and the Warrant.

         To the best of the knowledge of the undersigned, none of the entities or persons named in this Item 2 have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by TMRC to acquire the Preferred Shares and the Warrant will be $5,000,000. The exercise price of the Warrant is $3,000,000, which is expected to be paid to the Company prior to June 10, 2002. Such funds were or will be contributed by Tracker to TMRC. The amount contributed by Tracker to TMRC with respect to the First Closing was $2,139,000, all of which came from Tracker's cash on hand and no funds were borrowed for such purpose. Tracker effected the contribution for the purpose of providing TRMC sufficient funds to acquire, hold and vote the securities.

Item 4.  Purpose of Transaction.

         TMRC has acquired the Series A Preferred beneficially owned by it as an investment. TMRC intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may (i) convert the Series A Preferred, as the case may be, in whole or in part, or (ii) dispose of the Series A Preferred or the shares of Common Stock received upon conversion of the Series A Preferred in the open market, including negotiated transactions or otherwise.

         The Warrant is being issued to TMRC in order to facilitate the prepayment of Convertible Subordinated Notes issued by the Company to Brunswick Corporation, a Delaware corporation (the "Brunswick Note Prepayment"). At the Second Closing, TRMC shall agree to exercise the Warrant in full. Upon exercise, TMRC will acquire additional shares of Series A Preferred as described above.

         Although it has no present plans to voluntarily increase its investment in the Company beyond the investment described herein or dispose of a portion or all of such investment, the Reporting Persons reserve the right to pursue acquisitions of additional amounts of the Company's outstanding equity or dispose of its current investment.

         As previously indicated, the shares of Series A Preferred are entitled to 6% dividends per annum, which may be paid, at the Company's option, in additional shares of Series A Preferred. If the Company decides to make such dividend payments in additional shares of Series A Preferred, the Reporting Persons' beneficial ownership in the Company would increase by the amount of additional shares so issued.

         Further, as more fully described elsewhere in this Report, the acquisition of the Preferred Shares and Warrant by TMRC could result in: (i) a change in the number of directors of the Company's Board of Directors and the election of new members to the Company's board of directors as designated by the Reporting Persons; (ii) a material change to the Company's capitalization and dividend policy; and (iii) a modification to the Company's governing documents so as to impede the acquisition of control of the Company by any person. These provisions, as discussed elsewhere in this Report, are specifically incorporated into this Item 4 by this reference. Other than as described in this Report, to the best knowledge of the Reporting Persons, no Reporting Person has any plans or proposals which relate to or would result in any of the described results set forth in Schedule 13D, Item 4.

Item 5.  Interest in the Securities of Issuer.

         (a) TMRC does not currently own any shares of the Common Stock of the Company. As indicated above, TMRC possesses the right to convert the 21,390 shares of Series A Preferred it beneficially owns into 869,724 shares of Common Stock. In addition, following the Second Closing, TMRC will possess the right to convert an additional 58,610 shares of Series A Preferred into 2,383,101 shares of Common Stock (assuming the full exercise of the Warrant). Therefore, TMRC may be deemed to be the direct beneficial owner of 3,252,825 shares of Common Stock representing approximately 42.8% of the Company's outstanding Common Stock according to the information contained in the Company's Form 10-Q dated February 19, 2002. By virtue of the relationships reported under Item 2 of this Report, Tracker, Three Johns, the JLM Trust and JLM may be deemed to share indirect beneficial ownership of the Preferred Shares and the Warrant directly owned or to be acquired by TMRC. To the best knowledge of the Reporting Persons, with the exception of the Preferred Shares and the Warrant deemed or to be deemed beneficially owned by TMRC described above, none of the persons named in Item 2 to this Report beneficially own any of the Company's securities.

         The Reporting Persons expressly disclaim beneficial ownership of the 1,163,291 shares of Common Stock underlying the shares of Series A Preferred to be acquired by TMRC pursuant to the Second Closing, and indirectly, the 1,219,809 shares of Common Stock underlying the Series A Preferred that may be obtained by TMRC pursuant to the exercise of the Warrant. The filing of this Report shall not be construed as an admission that the Reporting Persons, or any affiliate thereof, is, for any purpose, the beneficial owner of such shares of Common Stock covered by the Series A Preferred to be acquired pursuant to the Second Closing and the Warrant.

         (b) TMRC has the direct power to vote and direct the disposition of the Preferred Shares and Warrant as described below. By virtue of the relationships described in Item 2 of this Report, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Preferred Shares and Warrant held by TMRC.

         The holders of the Series A Preferred are entitled to vote with the Common Stock as a single class on all actions to be voted on by the shareholders of the Company. Each holder of Series A Preferred is entitled to that number of votes per share equal to the number of shares of Common Stock into which each share of Series A Preferred is convertible on the record date of such shareholder vote. As such, TMRC currently possess the sole right to direct 869,724 votes on any matter brought before the Company's shareholders. Following the consummation of the Second Closing, TMRC will possess the sole right to direct 3,252,825 votes on any matter brought before the Company's shareholders (assuming the full exercise of the Warrant). TMRC will possess the right to vote an equal number of shares of Common Stock upon the conversion of the Series A Preferred it acquires via the First and Second Closing ( assuming the full exercise of the Warrant).

         TMRC currently possess the right to dispose of 869,724 shares of the Common Stock, assuming the conversion of the 21,390 shares of Series A Preferred acquired via the First Closing. Following the Second Closing, the Company will have the right to dispose of 3,252,825 shares of Common Stock, upon the conversion of the 80,000 shares of Series A Preferred it will then own (assuming the Warrant is fully exercised).

         (c) Except for the transactions described in this report, to the knowledge of the undersigned, none of the persons named in Item 2 to this Reports has engaged in a transaction involving shares of the Common Stock during the past 60 days.

         (d) TMRC, as the direct holder of the Preferred Shares and Warrant, has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Preferred Shares and Warrant.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Company and TMRC have entered into the following agreements relating to the securities of the Company:

         (a) Purchase Agreement. In connection with TMRC's purchase of the Preferred Shares issued at the First Closing, TMRC and the Company entered into the Purchase Agreement. In addition to the provisions of the Purchase Agreement discussed elsewhere in this Report, which are incorporated into this Item 6 by this reference, the Purchase Agreement provides for certain registration rights in favor of TMRC relating to the Common Stock underlying the Preferred Shares and participation rights in favor of TMRC with respect to any new offering of securities by the Company. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to Exhibit A, which is hereby incorporated by reference.

         (b) Warrant. Upon consummation of the Second Closing, TMRC will receive the Warrant. The terms of the Warrant have been described elsewhere in this Report, and are incorporated into this Item 6 by this reference. The foregoing summary of the Warrant is qualified in its entirety by reference to Exhibit C, which is hereby incorporated by reference.

         (c) Shareholder Agreements. TMRC has entered into Shareholder Agreements (the "Shareholder Agreement") with each of SAFECO Asset Management, Downtown Associates I, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P., E. D. Bohls, Robert C. Siddons, JE Simpson Family Limited Partners, Ronnie L. Spradling, Jesse C. Cox, Mark T. Walton and Deborah L. Walton (joint tenants), Walton Investments, Ltd., James C. Bohls, the Mason L. Bohls Trust, the Blake C. Bohls Trust, and the Sarah M. Bohls Trust, (each a "Shareholder"). The form of the Shareholder Agreement is attached hereto as Exhibit D. Pursuant to each Shareholder Agreement, each Shareholder has agreed to vote all of the shares of Common Stock they beneficially own in favor of, or consent to the adoption of, the Purchase Agreement and any other matter necessary for the consummation of the transactions contemplated by the Purchase Agreement, and appoint Kenneth N. Burroughs, President of Tracker, as the Shareholder's proxy in connection with such vote. The foregoing summary of the Shareholder
Agreements is qualified in its entirety by reference to Exhibit D, which is hereby incorporated by reference.

         (d) Commitment Letter. In connection with the consummation of the transactions contemplated under the Purchase Agreement, Tracker has executed a letter in favor of TMRC confirming its commitment to contribute the required amount of funds to exercise the Warrant. The foregoing summary of the Commitment Letter is qualified in its entirety by reference to Exhibit E, which is hereby incorporated by reference.

         Other than as set forth above, neither any of the Reporting Persons no, to the best knowledge of such persons, any affiliate of a Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit A         Purchase Agreement

         Exhibit B         Statement of Designations

         Exhibit C         Form of Warrant

         Exhibit D         Form of Shareholder Agreement

         Exhibit E         Commitment Letter

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 TMRC, L.L.P.


                                 By:     Tracker Marine, L.L.C.,
                                         Its 99% partner

                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Tracker Marine, L.L.C.


                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Three Johns Company


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 John L. Morris Revocable Trust



                                 By:     /s/ Joe C. Greene
                                         ---------------------------------------
                                         As co-trustee


                                 By:     /s/ Lawrence P. Mueller
                                         ---------------------------------------
                                         As co-trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ John L. Morris
                                         ---------------------------------------
                                         John L. Morris

                                                                    EXHIBIT A
                                                                    ---------

                                 PREFERRED STOCK
                         AND WARRANT PURCHASE AGREEMENT


         This Preferred Stock and Warrant Purchase Agreement (the "Agreement") is entered into as of March 13, 2002 (the "Effective Date") by and between Travis Boats & Motors, Inc., a Texas corporation (the "Company") and TMRC, L.L.P., a Missouri limited liability partnership ("Tracker"), of which Tracker Marine, L.L.C., a Missouri limited liability company, is a 99% partner and Three Johns Company, a Missouri corporation and parent of Tracker Marine, L.L.C., is a 1% partner. Capitalized terms used herein are defined in Section 10.12, unless the context otherwise requires.

         WHEREAS, the Company is seeking additional funds to finance working capital requirements and fund other general corporate purposes, other than the repayment of any outstanding securities of the Company; and

         WHEREAS, Tracker desires to purchase shares of Series A Stock and Warrants to acquire additional Series A Stock from the Company on the terms set forth herein.

         NOW THEREFORE, In consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.       AGREEMENT TO PURCHASE AND SELL STOCK

              1.1. Authorization. The Company has authorized the issuance of (a) up to 150,000 shares of the Company's 6% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (the "Series A Stock"), having the rights, preferences, privileges and restrictions set forth in the 6% Series A Cumulative Convertible Preferred Stock Statement of Designations of the Company attached to this Agreement as Exhibit A (the "Statement of Designations"), and
(b) 30,000 warrants with each warrant representing the right to purchase one (1) share of the Company's Series A Stock (collectively, the "Warrants") in the form set forth in Exhibit B.

              1.2. Agreement to Purchase and Sell Stock and Warrants. Simultaneously with the execution of this Agreement, the Company has issued and sold to Tracker, and Tracker has purchased from the Company, 21,390 shares of Series A Stock for a purchase price of $2,139,000 (the "First Tranche"). Subject to the terms and conditions hereof, on the date of the Second Closing, the Company will issue and sell to Tracker, and Tracker agrees to purchase from the Company, an additional 28,610 shares of Series A Stock and 30,000 Warrants (the "Second Tranche") for an aggregate purchase price of $2,861,000 (the "Purchase Price"). The Purchase Price shall be paid by wire transfer of funds to a designated account of the Company. All the shares of Series A Stock acquired in the First Tranche and to be acquired in the Second Tranche are herein referred to collectively as (the "Shares").

2.       FIRST AND SECOND TRANCHE CLOSINGS.

              2.1 First Closing. The consummation of the First Tranche shall have occurred simultaneously with the execution of this Agreement, simultaneously at the offices of Gallop, Johnson & Neuman, L.C., 101 S. Hanley, Suite 1600, St. Louis, Missouri 63105 and the offices of Jenkens & Gilchrist, PC, 2200 One American Center, 600 Congress Avenue, Austin, Texas 78701. Upon such consummation:

         (a)      the Company has delivered to Tracker:

              (i) evidence reasonably satisfactory to Tracker that the Statement of Designations has been duly adopted by the Company by all necessary corporate action of its board of directors and shareholders, has been duly filed with and accepted by the Secretary of State of the State of Texas, and is in full force and effect;

              (ii) certificates representing the number of the Shares purchased in the First Tranche;

              (iii) an executed copy of a long-term supply agreement between Tracker Marine, L.L.C. and the Company pursuant to which Tracker Marine, L.L.C. shall supply a substantial portion of the Company's requirements for its boating packages, including without limitation, aluminum and fiberglass fishing and recreational boats, in such form and substance as may be reasonably acceptable to Tracker Marine, L.L.C. and the Company (the "Supply Agreement");

              (iv) a copy of Amendment No. 2 to Employment Agreement executed by each of Mark T. Walton, Michael B. Perrine and Ronnie L. Spradling, in such form and substance as is reasonably acceptable to the Company and Tracker;

              (v) a copy of a Shareholder Agreement and a Written Consent of Shareholder of Travis Boats & Motors, Inc. executed by each of Downtown Associates, Ed Bohls, RC Siddons, Joe Simpson, Mark Walton, Ron Spradling, James Bohls, Jesse Cox and Safeco, each in such form and substance as is reasonably acceptable to Tracker;

              (vi) an opinion of counsel to the Company substantially in the form attached hereto as Exhibit C;

              (vii) a copy of the Prepayment Notice delivered by the Company to Brunswick in such form as is reasonably satisfactory to Tracker and the Company;

              (viii) evidence reasonably satisfactory to Tracker that all approvals with respect to the potential prepayment of the Brunswick Note has been obtained and is in full force and effect; and

              (ix) evidence reasonably satisfactory to Tracker that the Company shall have made application for listing of the Conversion Shares applicable to the Shares acquired in the First Tranche.

         (b)      Tracker has delivered to the Company:

              (i) $2,139,000 by wire transfer of funds to an account designated by the Company;

              (ii) an executed copy of the Supply Agreement; and

              (iii) a copy of the firm, binding and irrevocable commitment letter from Tracker Marine, L.L.C. to Tracker, to contribute the full amount of the exercise price of the Warrants to Tracker, at least three
         (3) business days prior to the prepayment of the Brunswick Note as set forth in the Prepayment Notice delivered by the Company to Brunswick, in such form and substance as attached hereto as Exhibit D.

              2.2. Warrant Exercise. In connection with such consummation, if Brunswick has not provided a valid conversion notice to the Company in accordance with the Brunswick Note prior to the Second Closing, Tracker hereby covenants to the Company that Tracker shall deposit with the Austin, Texas office of Jenkens & Gilchrist, PC: (a) at the Second Closing, notice of its exercise of the Warrant (the "Exercise Notice") in full simultaneously with the prepayment of the Brunswick Note as set forth in the Prepayment Notice delivered by the Company to Brunswick, and in such exercise notice shall direct the Company to use the full amount of such proceeds to prepay the Brunswick Note in accordance with Section 5.1 of this Agreement; and (b) on or before the third
(3rd) business day immediately preceding the prepayment of the Brunswick Note as set forth in the Prepayment Notice delivered by the Company to Brunswick, the sum of $3.0 million (representing the full exercise price of the Warrant). Tracker shall make such deposit in accordance with an escrow agreement that the parties shall enter into prior to the Second Closing naming Jenkens & Gilchrist, PC escrow agent thereunder to hold the Exercise Notice and, when deposited, the exercise price, for delivery simultaneously with the prepayment of the Brunswick Note so long as the remaining balance of the full prepayment amount has been deposited by the Company into such escrow.

              2.3. Second Closing. The consummation of the Second Tranche shall be held simultaneously at the offices of Gallop, Johnson & Neuman, L.C., 101 S. Hanley, Suite 1600, St. Louis, Missouri 63105, and the offices of Jenkens & Gilchrist, PC, 2200 One American Center, 600 Congress Avenue, Austin, Texas 78701 on the first business day following the SEC Waiting Periods, or at such other time and place as Company and Tracker may mutually agree upon (the "Second Closing").

3. COMPANY REPRESENTATIONS AND WARRANTIES. Each representation and warranty set forth below is qualified by any exception or disclosure specifically referencing the section of this Agreement to be so qualified, which qualifications are set forth in the "Company Letter" dated and delivered on the date hereof by the Company to Tracker (the "Company Letter"). The Company Letter may also specifically reference any particular section of a Company Report (as defined below). In all other respects, each representation and warranty set out in this
Article 3 is not qualified in any way whatsoever, will not merge on the Second Closing (but will survive only for the period set forth in Section 10.3 of this Agreement), or by reason of the execution and delivery of any agreement, document or instrument at the Second Closing, will remain in force on and after the Second Closing Date except as provided in Section 10.3 of this Agreement, is given with the intention that liability is not confined to breaches discovered before Second Closing, is separate and independent, and is made and given with the intention of inducing Tracker to enter into this Agreement. The Company hereby represents and warrants to Tracker that, except as set forth in the Company Letter, each of the statements in this Section 3 are all true and correct in all material respects (other than Sections 3.2, 3.4, 3.5, 3.10, 3.17, 3.23, 3.24, which shall be true and correct in all respects) on the date hereof; provided, however, that where a representation or warranty is already qualified as to materiality or for Material Adverse Effect, such representation or warranty shall be true and correct in all respects:

              3.1. Organization, Good Standing and Qualification. The Company and each Subsidiary is a corporation duly incorporated, validly existing and in good standing under, and by virtue of, the laws of their respective jurisdiction of incorporation and each has all requisite corporate power and authority, and all governmental licenses, authorizations, consents and approvals, to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted except where the failure to obtain such licenses, authorizations, consents or approvals would not have a Material Adverse Effect. The Company and each Subsidiary is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a Material Adverse Effect.

              3.2. Capitalization. The authorized capital stock of the Company consists of the following:

                     (a) Common Stock. A total of 50,000,000 authorized shares of Common Stock, $0.01 par value per share, of which 4,393,009 shares are issued and outstanding as of March 10, 2002.

                     (b) Preferred Stock. A total of 1,000,000 authorized shares of Preferred Stock $0.01 par value per share, of which 21,390 shares are designated and issued and outstanding as specifically set forth in Section 1.2 of this Agreement.

                     (c) Options, Warrants, Reserved Shares. The Company has reserved (i) 28,610 shares of its Series A Stock for possible issuance at the Second Closing, 30,000 shares of its Series A Stock for possible issuance to Tracker upon exercise of the Warrants as provided therein ("Warrant Shares") and 70,000 shares for the possible payment of dividends on the Series A Stock, and
(ii) 5,900,686 shares of its Common Stock for possible issuance upon the conversion of the authorized shares of Series A Stock (the "Conversion Shares") and shares of Series A Stock reserved for issuance as dividends on Shares (the "Reserved Series A Shares"). Except for (i) the conversion privileges of the Shares to be issued hereunder, (ii) the Warrants, (iii) the conversion privileges of the Warrant Shares and the Reserved Series A Shares, (iv) the conversion privileges of the Brunswick Note and the Affiliate Notes and (v) the options to purchase 404,964 shares of Common Stock granted under the Company's Incentive Stock Option Plan, as amended, there are no options, warrants, conversion privileges or other rights, or agreements with respect to the issuance thereof, presently outstanding to purchase any of the capital stock of the Company. Apart from the exceptions noted in this Section 3.2 and Section 5.9, no securities (including the Shares, the Warrant Shares, the Conversion Shares or the Reserved Series A Shares) of the Company or securities issuable upon exercise or exchange of any outstanding options or other securities issuable by the Company, are subject to any rights of first refusal or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement or commitment of the Company.

              3.3. Subsidiaries.

                     (a) The Company has not acquired or formed any Subsidiaries since its most recent Company Report.

                     (b) All outstanding shares of capital stock of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable and, except as disclosed in Section 3.3 of the Company Letter, are owned beneficially and of record by the Company free and clear of all Liens. There are no outstanding options, warrants, subscriptions, rights, convertible securities or other agreements or plans under which any Subsidiary may become obligated to issue, sell or transfer shares of its capital stock or other securities.

                     (c) There are no restrictions, whether by charter, agreement, instrument, judgment, decree, order or otherwise, other than the applicable law, that prohibit any Subsidiary from paying dividends to the Company.

              3.4. Due Authorization and Adoption.

                     (a) All action on the part of the Company and its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, (ii) the authorization, issuance and delivery of the Warrant, (iii) the authorization, issuance, reservation for issuance and delivery of the Shares, the Warrant Shares, the Conversion Shares and the Reserved Series A Shares, and (iv) the filing with the Nasdaq of the required Nasdaq notification form to list the Conversion Shares issuable upon conversion of the Series A Stock sold as the First Tranche on the Nasdaq has been taken and the listing of all the Conversion Shares on the Nasdaq pursuant to Section 5.7 of this Agreement will be taken prior to the Second Closing. This Agreement is a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles. The Board of Directors of the Company has taken the necessary action so that the three year moratorium set forth in the Texas Business Combination Law does not apply to the transactions contemplated by this Agreement, including, without limitation, the issuance or the conversion of all of the Series A Stock, or to any subsequent business combination between Tracker and the Company.

                     (b) The Statement of Designations has been duly adopted by the Company and is in full force and effect. The Shares, the Warrant Shares and the Reserved Series A Shares have, or upon their issuance will have, as the case may be, all of the rights, priorities and terms set forth in the Statement of Designations.

                     (c) As of the Second Closing Date, the Warrant Agreement will have been duly executed by the Company, and the Warrants will have all of the rights and privileges set forth in the Warrant Agreement.

              3.5. Valid Issuance of Securities.

                     (a) The Shares and the Warrants, if issued, have been duly and validly issued, or when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, and the Shares, if issued, are fully paid and non assessable, or when issued, will be fully paid and non assessable. The Reserved Series A Shares, the Warrant Shares and the Conversion Shares have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Restated Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), the Warrant, and the Statement of Designations, will be duly and validly issued, fully paid and non assessable.

                     (b) The outstanding shares of the capital stock of the Company are duly and validly issued, fully paid and non assessable, and such shares of such capital stock, and all outstanding stock, options and other securities of the Company have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act, and the registration and qualification requirements of all applicable state securities laws, or in compliance with applicable exemptions therefrom, and all other provisions of applicable federal and state securities laws, including, without limitation, anti-fraud provisions.

              3.6. Company SEC Reports. Except as set forth in the Company Letter, since January 1, 1999, the Company has timely filed, and will timely file, all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that were required to be filed at any time by the Company with the SEC under the Securities Act or the Exchange Act or with the Nasdaq (all such reports and statements are collectively referred to herein as the "Company Reports"). As of their respective dates, the Company Reports, including the financial statements contained therein, complied in all material respects with all of the statutes and published rules and regulations enforced or promulgated by the SEC and the Nasdaq, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and were complete and accurate in all material respects. The financial statements of the Company contained in the Company Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with the applicable requirements of GAAP (subject, in the case of the unaudited statements, to the absence of footnotes and to normal, recurring adjustments, none of which would be material) the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated subsidiaries for the periods presented therein, respectively.

              3.7 Liabilities and Obligations. Except as and to the extent (a) specifically reflected or reserved against in the financial statements set forth in the Company Reports, or (b) incurred since the date of the most recent Company Report in the ordinary course of business consistent with past practice (none of which would have or would reasonably be expected to have a Material Adverse Effect), the Company and its Subsidiaries have no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation that would have or would reasonably be expected to have a Material Adverse Effect).

              3.8. Material Contracts and Obligations; Resolutions. All agreements, contracts, leases, licenses, instruments, commitments, indebtedness, liabilities and other obligation, in each case whether oral or written, to which the Company or any Subsidiary is a party or by which it is bound that (a) are material to the conduct and operations of its business and properties; (b) involve any of the officers, consultants, directors, employees or shareholders of the Company or any Subsidiary; or (c) obligate the Company or any Subsidiary to share, license or develop any product or technology are listed in Section 3.8(a) of the Company Letter (collectively, the "Company Contracts") and have been made available for inspection by Tracker and its counsel or have been filed as exhibits to the Company Reports (other than by incorporation by reference). For purposes of this Section 3.8, "material" shall mean any agreement, contract, indebtedness, liability or other obligation either required to be filed by the Company pursuant to applicable SEC rules and regulations in a Company Report or having an aggregate value, cost or amount in excess of $100,000. The minutes and consents in lieu of meeting listed in Section 3.8(b) of the Company Letter represent all material actions taken by the Board of Directors of the Company and all committees thereto.

              3.9. Litigation.  Except as set forth in the Company Reports or in
Section 3.9 of the Company Letter, no Litigation is pending or, to the knowledge of the Company, threatened to which the Company or any Subsidiary is or may become a party that (a) questions or involves the validity or enforceability of any obligation of the Company under this Agreement, (b) seeks (or reasonably may be expected to seek) (i) to prevent or delay consummation by the Company of the transactions contemplated by this Agreement or (ii) damages from the Company in connection with any such consummation, or (c) which would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Governmental Authority has provided notification to the Company or any Subsidiary of an intention to conduct any audit, investigation or other review with respect to the Company or any Subsidiary, which audit, investigation or review would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect.

              3.10.  Consents.  Other than as set forth in  Section  3.10 of the
Company Letter, no Consent with any Governmental Authority or other third party on the part of the Company or any Subsidiary are required in connection with the consummation of the transactions contemplated herein (including, without limitation, the proposed prepayment of the Brunswick Note).

              3.11. Compliance with Other Instruments. The Company is not in, nor shall the conduct of its business as proposed to be conducted result in, any material violation, breach or default of any term of the Company's Articles of Incorporation, Statement of Designations, or the Company's Bylaws or in any material respect of any term or provision of any Company Contracts or of any provision of any foreign or domestic state or federal judgment, decree, order, statute, rule or regulation applicable to or binding upon the Company or any Subsidiary. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not result in any such material violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, a default under the Articles of Incorporation, the Statement of Designations, the Bylaws or the Company Contracts or, to the best of the Company's knowledge, a material violation of any statutes, laws, regulations or orders, or an event which results in the creation of any material lien, charge or encumbrance upon any asset of the Company or any Subsidiary.

              3.12. Disclosure. No representation or warranty by the Company in this Agreement or in any statement or certificate signed by any officer of the Company furnished or to be furnished to the Purchaser pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

              3.13. Registration and Other Rights Regarding Stock. Except as provided in Section 6 of this Agreement, the Brunswick Note and the Affiliate Notes, the Company has not granted or agreed to grant any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or any other governmental authority. Except as provided in Section 5.9 of this Agreement, the Series A Stock is not, and no other class of capital stock is, subject to any preemptive rights, rights of first refusal, rights regarding anti-dilution (except, with respect to the Shares, Warrant Shares, Reserved Series A Shares and the Conversion Shares, as set forth in the Statement of Designations), or other rights or obligations of the Company with respect to the purchase or sale thereof.

              3.14. Insurance. Except as set forth in Section 3.14 of the Company Letter, the Company maintains insurance in amounts and types reasonable and customary for the Company's business.

              3.15. Absence of Changes. Since September 30, 2001, except as set forth in Section 3.15 of the Company Letter or as specifically provided for in this Agreement, none of the following has occurred with respect to the Company's business:

                     (a) any increase in, or any commitment or promise to increase, other than ordinary and customary bonuses and salary increases for employees at the times and in the amounts consistent with its past practice, (i) the rates of cash compensation or (ii) except as would not have a material adverse effect on the Company or as required by applicable laws, any increase in the amounts or other benefits paid or payable under any Plans;

                     (b) any work interruptions, labor grievances or claims filed, or any similar event or condition of any character, that reasonably could be expected to have a Material Adverse Effect on the Company or any Subsidiary following the Second Closing;

                     (c) any distribution, sale or transfer of, or any commitment to distribute, sell or transfer, assets of the Company or any Subsidiary of any kind that singly is, or in the aggregate are, material to the Company's business, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices;

                     (d) any cancellation, or agreement to cancel, any material indebtedness of the Company or any Subsidiary, obligation or other liability owing to the Company or any Subsidiary, including any material indebtedness, obligation or other liability of any Affiliate;

                     (e) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets of the Company or any Subsidiary or requiring the consent of any Person to the transfer and assignment of any of such asset;

                     (f) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of operating the Company's business consistent with its past practices in an amount in excess of $100,000;

                     (g) any waiver of any of the rights or claims of the Company or any Subsidiary that singly is, or in the aggregate are, material to the Company's business;

                     (h) other than the issuance of the Brunswick Note and the Affiliate Notes, any transaction by the Company or any Subsidiary outside the ordinary course of operating its business or not consistent with the past practices of its business in an amount in excess of $100,000;

                     (i) other than the issuance of the Brunswick Note and the Affiliate Notes, any incurrence by the Company or any Subsidiary of any material indebtedness, material liability or any material guaranty not constituting indebtedness, or any commitment to incur any such indebtedness, liability or any such guaranty;

                     (j) any cancellation, expiration or termination of a material agreement relating to the Company's business; or

                     (k) any material adverse change in the Company's results of operations, assets, business, or prospects other than as a result of changes generally affecting peer companies in the sales and service of recreational boats, motors, trailers and related marine parts and accessories industry.

              3.16. Environmental Matters. Except as set forth in Section 3.16 of the Company Letter, the Company has commissioned Phase I reports on all owned or leased properties and such reports do not describe any release or other condition that would reasonably be expected to have a Material Adverse Effect. To the Company's knowledge after reasonable inquiry and investigation, except as disclosed in the Company Reports or as set forth in Section 3.16 of the Company Letter, during the period that the Company or any Subsidiary has owned or leased its properties and facilities, (a) there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities, (b) neither the Company, any Subsidiary, nor any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials. To the Company's knowledge, after reasonable inquiry and investigation, except as disclosed in the Company Reports or in Section 3.16 of the Company Letter, the Company and its Subsidiaries have complied and remains in compliance in all material respects with all applicable Environmental Laws and all applicable Worker Safety Laws. The Company has no knowledge, after reasonable inquiry and investigation, of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to the Company or any Subsidiary having taken possession of any of such properties or facilities.

              3.17 Exempt Offering. Based in part in reliance upon Tracker's representations in Section 4 of this Agreement, the offer and sale of the Shares and the Warrants pursuant to this Agreement are exempt from the registration requirements of Section 5 of the Securities Act by virtue of Regulation D promulgated thereunder, and from the registration or qualification requirements of any applicable state securities laws, and the issuance of the Warrant Shares in accordance with the Warrants, and the Reserved Series A Shares and the Conversion Shares in accordance with the Articles of Incorporation (including the Statement of Designations) will be exempt from such registration and qualification requirements.

              3.18 Employee Matters. (a) Section 3.18(a) of the Company Letter contains a list of all of the following, whether written or unwritten: (i) material employment agreements and (ii) material plans, programs, agreements and other arrangements with or relating to employees containing change of control or similar provisions, in each case not otherwise listed in the Company Reports, remaining executory in whole or in part on the date hereof, and the Company has provided Tracker with true, complete and correct copies of all such employment agreements and such plans, programs, agreements and other arrangements.

                     (b) For purposes of this Section 3.18 and Section 3.19, all references to "the Company" shall be deemed to refer to the Company and its Subsidiaries and any trade or business, whether or not incorporated, that together with the Company and its Subsidiaries would be deemed or treated as a "single employer" within the meaning of ERISA Section 4001 or Code Section 414. No Plan is or has been (w) covered by Title IV of ERISA, (x) subject to the minimum funding requirements of Section 412 of the Code, (y) a "multi-employer plan" as defined in Section 3(37) of ERISA or (z) a voluntary employees' beneficiary association within the meaning of Code Section 501(c)(9).

              3.19 Compliance With ERISA, Labor Laws. (a) Each Plan complies in form and operation in all material respects with its governing documents and ERISA, the Code and all other applicable Governmental Requirements except where such noncompliance would not have a material adverse effect. The Company has no commitment or obligation to establish or adopt any new or additional Plans or to materially increase the benefits under any existing Plan.

                     (b) To the knowledge of the Company, with respect to the Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company could be subject to any liability (except for contributions and Plan expenses) under the terms of such Plans, ERISA, the Code or any other applicable law except where such failure would not have a material adverse effect.

                     (c) Except as set forth in Section 3.19 of the Company Letter, the Company is not a party to any material collective bargaining agreement or labor contract. Except as set forth in Section 3.19, to the knowledge of the Company, the Company has not engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company. Except as set forth in Section 3.19 of the Company Letter, there is no grievance or unfair labor practice charge against the Company before the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to any such Persons except where such grievance or charge would not have a Material Adverse Effect. There is no labor strike, dispute (to the knowledge of the Company), slowdown, work stoppage, and, to the knowledge of the Company, there is not threatened nor has there been threatened, any organizing effort or activity by any employees or labor unions at or relating to the Company, any petition for certification of a collective bargaining representative regarding employees of the Company, pending or, to the knowledge of the Company, threatened against or affecting the Company which would have a material adverse effect.

              3.20 Title to and Condition of Properties.  Except as set forth in
Section 3.20 of the Company Letter: (a) the Company and its Subsidiaries have good and marketable title to all of the properties and other assets (real or personal, tangible, intangible or mixed) they own or purport to own and (b) all leases to which the Company or any of its Subsidiaries is a party as lessee or sublessee are in full force and effect, except for such defects in title and such invalidity or unenforceability of leases as, in the aggregate, would not result in or would not be reasonably expected to result in a Material Adverse Effect.

              3.21 Taxes. United States federal income tax returns of the Company and its Subsidiaries have been filed through the year ended December 31, 2000, and are materially correct and not subject to amendment that would have a Material Adverse Effect on the Company and its Subsidiaries considered as a whole. The Company and its Subsidiaries have filed all United States federal income tax returns and all other material tax returns that are required to be filed by them and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company or any of its Subsidiaries other than any such taxes, the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been established. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of taxes or other governmental charges are adequate.

              3.22 Compliance with Laws. The Company and each of its Subsidiaries complies with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except where the failure to so comply would not result in a Material Adverse Effect.

              3.23 Solvency. The Company and its Subsidiaries collectively now have capital sufficient to carry on their respective businesses and transactions and all businesses and transactions in which they are about to engage and are now solvent and able to pay their debts as they mature, and they now own property having a value greater than the amount required to pay all outstanding debts of the Company and its Subsidiaries.

              3.24 Conversion of Brunswick Note. On Friday, February 8, 2002, the Company delivered a valid notice of prepayment in accordance with the requirements set forth in the Brunswick Note (the "Prepayment Notice"). As a result thereof, the Brunswick Note may not be converted by the holder thereof unless the Company fails to prepay the Brunswick Note on or before Monday, June 10, 2002.

              3.25 Broker's Fees. The Company has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

              3.26 Nature of Representations and Warranties. The representations or warranties included herein may be made without any investigation to determine or verify the accuracy thereof and shall apply without respect to any investigations or inquiry undertaken by or on behalf of Tracker.

4. REPRESENTATIONS AND WARRANTIES OF TRACKER. Tracker represents and warrants to the Company as follows:

              4.1. Authorization and Enforceability. Tracker has taken all corporate action necessary to permit it to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement when executed and delivered by Tracker will constitute a valid and legally binding obligation of Tracker, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles.

              4.2. Purchase for Own Account. The Shares, the Reserved Series A Shares, the Warrants, the Warrant Shares and the Conversion Shares will be acquired for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

              4.3 Governmental Consents. No consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any Governmental Authority on the part of Tracker are required in connection with the consummation of the transactions contemplated herein.

              4.4 Broker's Fees. Other than with respect to Crescendo Capital Partners, LLC, Tracker has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

              4.5. Exempt from Registration; Restricted Securities. Tracker understands that, except as set forth in Section 6 of this Agreement, the Shares, the Warrants, the Warrant Shares, the Reserved Series A Shares and the Conversion Shares will not be registered under the Act, on the ground that the sale provided for in this Agreement is exempt from registration under the Act, and that the reliance of the Company on such exemption is predicated in part on Tracker's representations set forth in this Agreement. Tracker understands that the Shares, the Warrants, the Warrant Shares, the Reserved Series A Shares and the Conversion Shares being purchased hereunder are restricted securities within the meaning of Rule 144 under the Act and that the Shares, the Warrants, the Warrant Shares, the Reserved Series A Shares and the Conversion Shares are not registered (and will not be registered other than in accordance with this Agreement) and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available.

              4.6. Restrictive Legends. It is understood that each certificate representing (a) the Shares, (b) the Warrants, (c) the Warrant Shares, (d) the Reserved Series A Shares, (e) the Conversion Shares, and (f) any other securities issued in respect of any of the foregoing upon any stock split, stock dividend, payment in kind dividend, recapitalization, merger or similar event shall be stamped or otherwise imprinted with a legend substantially in the following form: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

              4.7 Removal of Restrictive Legend. The legend set forth above shall be removed by the Company from any certificate evidencing Shares, the Warrants, the Reserved Series A Shares, the Warrant Shares or Conversion Shares upon delivery to the Company of an opinion by counsel, reasonably satisfactory to the Company, that a registration statement under the Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Shares, the Warrants, the Warrant Shares, the Reserved Series A Shares or Conversion Shares.

              4.8 Status of Tracker. Tracker represents and warrants to the Company that it is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

              4.9 Acknowledgment. Tracker acknowledges that it has been advised by the Company that in the event the Brunswick Note is not paid off in full in accordance with the Prepayment Notice issued by the Company to Brunswick, such event could constitute a default under the Brunswick Note and the loan agreements of the Company with DFS and Transamerica.

5. COVENANTS OF THE COMPANY. The Company covenants to Tracker as follows:

              5.1 Use of Proceeds. The Company will use the proceeds (a) from the sale of the Shares and the Warrants, to finance working capital requirements and fund other general corporate purposes, other than the repayment of any outstanding securities of the Company (except when using such funds in accordance with subclause (b) of this Section 5.1), and (b) from the exercise of the Warrants as directed in any Notice of Exercise (as such term is defined in the Warrant Agreement); provided that, prior to June 11, 2002, the Company shall apply all of such Warrant proceeds towards the prepayment of the Brunswick Note and shall pay out of its own funds, which may include the proceeds received by the Company from the sale of the Series A Preferred and Warrants, all interest accrued thereon, the prepayment premium and any other expenses, fees or other charges resulting from or required for such prepayment of the Brunswick Note.

              5.2 Line of Business. For so long as at least 10,000 shares of Series A Stock remain outstanding, the Company will not discontinue any existing material line of business.

              5.3 No Impairment. The Company will not enter into any agreement which would impair the ability of the Company to perform its obligations under this Agreement, the Statement of Designations or the Warrants.

              5.4 Operation of the Business. Between the date hereof and the Second Closing or the earlier termination of this Agreement in accordance with the terms hereof, the Company will operate its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement. Without limiting the generality of the foregoing, prior to the Second Closing the Company will, and will cause each Subsidiary to:

                     (a) not change its accounting policies or procedures;

                     (b) not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

                     (c) not sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets other than dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole and except for any other such transactions that are on market terms and that involve aggregate consideration of less than $500,000;

                     (d) not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, or amend its Articles of Incorporation or bylaws except as specifically contemplated by this Agreement; and

                     (e) not, without the prior written consent of Tracker, grant any stock options or other stock-based compensation to any person, including, without limitation, stock option grants to the Company's employees under any existing stock option plan of the Company.

              5.5 Access. Between the date hereof and the earlier of termination of this Agreement pursuant to its terms and the Second Closing, the Company shall give Tracker and its authorized employees and representatives reasonable access to the employees, plants, offices, warehouses, and other facilities, to (and where necessary, provide copies of) the books and records, contracts and personnel files of current employees of the business as Tracker may reasonably require, and will cause its officers to furnish Tracker with such financial and operating data and other information with respect to the business and properties of the Company as Tracker may from time to time reasonably request. The Company and Tracker intend that, to the extent the attorney work-product privilege, attorney-client privilege, or without limitation, any other privilege or privileges applies or may apply to any confidential information, including confidential information obtained pursuant to the immediately preceding sentence or obtained in this Agreement or in the Company Letter, disclosure of such confidential information will not result in a loss of the privilege(s) in question.

              5.6 Shareholder Approval. The Company shall obtain as soon as reasonably practicable and prior to Second Closing but in no case in excess of 60 days from the date of this Agreement, any shareholder approval required by the listing requirements of the Nasdaq or otherwise required.

              5.7 Listing of Shares. The Company will list prior to Second Closing, subject to official notice of issuance, and keep listed on the Nasdaq all shares of Common Stock issuable upon conversion of the Series A Stock for so long as the Common Stock continues to be so listed. 5.8. No Additional Series A Stock. The Company will not issue any shares of Series A Stock other than pursuant to this Agreement, upon exercise of the Warrants or as an interest payment pursuant to the Statement of Designations.

              5.9. Right of Participation. For so long as Tracker, collectively with its Affiliates, holds at least 10,000 shares of Series A Stock, Tracker shall have the right to purchase up to its Pro Rata Share of any New Securities that the Company may from time to time issue after the date of this Agreement. In the event that the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions), it shall give to Tracker written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Tracker shall have until the later of (a) twenty
(20) business days from the date of receipt of any such Participation Notice, or
(b) the date of issuance of such New Securities, to agree in writing to purchase its Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company of such agreement. Tracker's purchase of its Pro Rata Share of such New Securities shall be effected concurrently with the closing of the transaction giving rise to the Participation Notice.

              5.10. Composition of Board. In connection with the rights of the holders of the Series A Preferred to elect up to three (3) directors to the Board of Directors of the Company and to appoint a proportional number of directors to any committee of the Board of Directors as set forth in the Statement of Designations, the Company shall take such actions as are reasonably necessary to ensure that such holders may exercise such rights, including without limitation, securing the resignation of one or more directors (other than a director elected by the holders of the Series A Preferred) and causing an increase to the size of board if and to the extent such actions are required.

              5.11. Increase in Preferred Designation. The Company shall take such action as may be required to ensure that the Company has authorized a sufficient number of Series A Preferred to permit the exercise of the Warrant and the payment of dividends in the form of Series A Preferred.

              5.12. Notification. Between the date of this Agreement and the Second Closing Date, the Company will promptly notify Tracker in writing if the Company becomes aware of any fact or condition that causes or constitutes a breach of any of the Company' representations and warranties as of the date of this Agreement, or if the Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Company Letter if the Company Letter were dated the date of the occurrence or discovery of any such fact or condition, the Company will promptly deliver to Tracker a supplement to the Company Letter specifying such change; provided, however, that such supplement shall not act to cure any such breach. During the same period, the Company will promptly notify Tracker of the occurrence of any breach of any covenant of the Company in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.

              5.13 Observation Right. The Company covenants that, for the ninety
(90) day period beginning on the date of this Agreement, Tracker shall have the right to have one (1) representative attend, in a nonvoting observer capacity, all meetings of the Company's Board of Directors and each standing committee and newly formed committee (whether held in person or via telephone conference). The representative shall be invited to participate in all discussions of matters brought to the Board of Directors and any such committee, and shall be provided with minutes, consents and other materials, financial and otherwise, which the Company provides to its Board and each such committee, such copies to be delivered to the address specified by such representative. The Company shall give such representative written notice of any meeting of the Company's Board of Directors and each such committee simultaneously with that given to the Board of Directors and each such committee such that Tracker will be able to exercise effectively the rights granted by this Section 5.13. The Company shall give such representative copies of any written actions by consent of the Company's Board of Directors and each such committee.

6.   REGISTRATION RIGHTS.

              6.1 Demand Registrations.

                     (a) Request by Holders. If the Company shall receive a written request from a Holder that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities pursuant to this Section 6.1, then the Company shall, within 10 business days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within 20 days after receipt of the Request Notice, subject only to the limitations of this
Section 6.1; provided that the Registrable Securities requested by all Holders to be registered pursuant to such request must be at least 25% of the Registrable Securities Then Outstanding; and provided further that the Company shall not be obligated to effect any such registration if the Company has, within the six month period preceding the date of such request, already effected a registration under the Securities Act pursuant to this Section 6.1, or in which the Holders had an opportunity to participate pursuant to the provisions of Section 6.2, other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 6.2(a). Any registration under this
Section 6.1 shall, if requested in the Request Notice, be effected pursuant to Rule 415 under the Act (or its successor) on a continuous basis for the period requested.

                     (b)   Underwriting.   If   the   Holders   initiating   the
registration request under this Section 6.1 ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 6.1 and the Company shall include such information in the written notice referred to in Section 6.1(a). In such event, the right of any Holder to include Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder) to the extent provided herein. Each Holder proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities and reasonably acceptable to the Company, but shall not be required to make any representations or warranties to or agreement with the Company or the underwriters other than representations, warranties or agreements regarding such Holder and such Holder's intended method of distribution and any other representation or warranties required by law. Notwithstanding any other provision of this Section 6.1, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration under this Section 6.1 (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless (i) all Registrable Securities held by Holders requesting registration under Section
6.2 are first entirely excluded from the underwriting and registration on a pro rata basis based on the total number of Registrable Securities then held by each such Holder; and (ii) all other securities of the Company are then entirely excluded from the underwriting and registration. To avoid the consequences of clause (i) of the preceding sentence, a Holder must be exercising a demand pursuant to this Section 6.1, even if other Holders are also exercising a demand hereunder. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration. If any such registration, as a result of a reduction at the request of an underwriter, does not include at least 25% of the Registrable Securities Then Outstanding, such registration shall not constitute a demand for purposes of Section 6.1(c).

                     (c) Maximum Number of Demand Registrations. The Company shall be obligated to effect two such demand registrations pursuant to this
Section 6.1.

                     (d) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 6.1, a certificate signed by the President or Chief Executive Officer of the Company stating that, in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any 12 month period.

                     (e) Expenses. All Registration Expenses incurred in connection with any registration pursuant to this Section 6.1, shall be borne by the Company. Each Holder participating in a registration pursuant to this
Section 6.1 shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriter(s) or brokers in connection with such offering by the Holders.

              6.2 Piggyback Registrations.

                     (a) Notice by Company. The Company shall notify all Holders of Registrable Securities in writing at least 20 days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or a corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within 10 days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                     (b) Underwriting. If a registration statement under which the Company gives notice under this Section 6.2 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section 6.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. Each Holder proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting, but shall not be required to make any representations or warranties to or agreement with the Company or the underwriters other than representations, warranties or agreements regarding such Holder and such Holder's intended method of distribution and any other representation or warranties required by law.. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                     (c) Limitation on Inclusion of Registrable Securities. Notwithstanding any other provision of this Agreement, if Holders desire to include Registrable Securities pursuant to Section 6.2(a) in a primary registration on behalf of the Company and, if such registration does not relate to an underwritten offering, the Company reasonably determines in good faith that, or if such registration relates to an underwritten offering, the managing underwriter(s) reasonably determine(s) in good faith that, marketing factors require a limitation of the number of securities to be included in such registration, then the Company shall include in such registration (i) first, the securities the Company proposes to sell and (ii) second, the Registrable Securities requested to be included in such registration and any other securities requested to be included in such registration, pro rata among all the holders requesting inclusion in such registration on the basis of the number of securities requested for inclusion in such registration by each such holder. Notwithstanding any other provision of this Agreement, if Holders desire to include Registrable Securities pursuant to Section 6.2(a) in a secondary registration on behalf of holders of the Company's securities other than the Holders of Registrable Securities, and, if such registration does not relate to an underwritten offering, the such other holders reasonably determine in good faith that, or if such registration relates to an underwritten offering, the managing underwriter(s) reasonably determine(s) in good faith that, marketing factors require a limitation of the number of securities to be included in such registration, then the Company shall include in such registration the Registrable Securities requested to be included in such registration and any other securities requested to be included in such registration, pro rata among all the holders requesting inclusion in such registration on the basis of the number of securities requested for inclusion in such registration by each such holder.

                     (d) Expenses. All Registration Expenses incurred in connection with any registration pursuant to this Section 6.2, shall be borne by the Company. Each Holder participating in a registration pursuant to this
Section 6.2 shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriter(s) or broker(s) in connection with such offering by the Holders.

                     (e) Not Demand Registration.  Registration pursuant to this
Section  6.2 shall not be deemed to be a demand  registration  as  described  in
Section 6.1 above. There shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 6.2.

              6.3 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

                     (a) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and to keep such Registration Statement effective until the last to occur of (i) the sale or other distribution of all of the Registrable Securities covered by such Registration Statement in accordance with the intended methods of distribution thereof, (ii) the expiration of all periods during which transactions in Registrable Securities by a dealer are not exempt from the provisions of Section 5 of the Securities Act by virtue of Section 4(3) of the Securities Act or during which any dealer is obligated under the Securities Act to deliver a prospectus in connection with transactions involving Registrable Securities, and
(iii) the expiration of all other periods, if any, during which the Registration Statement is required to remain effective in order to avoid a violation of applicable law by any Investor or the Company related to the sale or other distribution of all of the Registrable Securities covered by such Registration Statement in accordance with the intended methods of distribution thereof; provided however that the Company shall not be required to keep a Registration Statement effective for more than 120 days; provided further, that the Holders may request that the Company grant extensions to such 120-day period and the Company shall not unreasonably deny such request.

                     (b) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                     (c) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                     (d) Blue Sky. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                     (e) Customary Agreements. Enter into customary agreements (including, in the case of an underwritten offering, an underwriting agreement in customary form); make such representations and warranties to any underwriters, brokers, dealers, placement agents and other Persons involved in the distribution to any underwriters, brokers, dealers, placement agents and other persons involved in the distribution of the Registrable Shares included in such Registration Statement as in form, substance and scope are customarily made by issuers in similar circumstances or which may be reasonably requested. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                     (f) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In addition, the Company shall promptly notify each Holder and each underwriter, broker, dealer and placement agent participating in any offering or sale or other distribution of securities covered by such Registration Statement of the issuance or threatened issuance of any order suspending the registration or qualification of any Registrable Securities covered by such Registration Statement for disposition in any jurisdiction; use its reasonable efforts to prevent the issuance of any such threatened order and, if any such order is issued, use its best efforts to obtain the lifting or withdrawal of such order at the earliest possible moment and promptly notify each Holder and each such underwriter, broker, dealer and placement agent of any lifting or withdrawal.

                     (g) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and
(ii) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

                     (h) Additional Actions. Take all other actions which are reasonably necessary or which may be reasonably requested by the majority of selling Holders or any underwriter, broker, dealer or placement agent participating in any offering or sale or other distribution of securities covered by such Registration Statement to effect the registration and qualification of the Registrable Securities covered by such Registration Statement and to facilitate the disposition thereof in accordance with the respective plans of distribution of the selling Holders.

              6.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 6.1 or 6.2 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the Registration of their Registrable Securities.

              6.5 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 6.1 or 6.2:

                     (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                            (i) any untrue statement or alleged untrue statement
of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                            (ii)  the  omission  or  alleged  omission  to state
therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                            (iii) any  violation  or  alleged  violation  by the
Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.5(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

                     (b) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this Section 6.5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided, further, that the total amounts payable in indemnity by a Holder under this Section 6.5(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                     (c) Notice. Promptly after receipt by an indemnified party under this Section 6.5 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6.5, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the indemnified and indemnifying parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section
6.5 to the extent the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnified party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6.5.

                     (d) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or in the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party, was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act, and the furnishing of such Final Prospectus as so required would have eliminated liabilities under the Securities Act or the Exchange Act.

                     (e) Contribution. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 6.5, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.5 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.5; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the selling Holders on the other hand, from the offering of the Registered Securities, but also the relative fault of the Company and the selling Holders in connection with the statements or omissions which resulted in such claim as well as any other relevant equitable considerations; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                     (f) Survival. The obligations of the Company and Holders under this Section 6.5 shall survive until the earlier of the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement or the disposition of all Registrable Securities, regardless of the expiration of any statutes of limitation or extensions of such statutes.

              6.6 Termination of the Company's Obligations. The Company shall have no obligations pursuant to Sections 6.1 and 6.2 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 6.1 or 6.2 if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold under Rule 144 in a single transaction without exceeding the applicable volume limitations thereunder, or can otherwise be sold without registration in a brokers transaction under the Securities Act on the Nasdaq and the unqualified written opinion of such counsel to such effect is delivered to such Holder.

              6.7 No Registration Rights to Third Parties. Other than registration rights granted pursuant to the Brunswick Note and Affiliate Notes, without the prior written consent of Tracker, the Company covenants and agrees that it shall not grant, or cause or permit to be created (other than by the Company on a Form S-8 with respect to shares issuable under the Company's 1995 Incentive Stock Option Plan), for the benefit of any person or entity any registration rights of any kind (whether similar to the demand or "piggyback" registration rights described in this Section 6, or otherwise) relating to shares of the Company's Common Stock or any other voting securities of the Company, other than rights that are on a parity with or subordinate in right to Tracker. Notwithstanding the foregoing, Tracker may transfer its rights under this Section 6 with respect to (i) any Registrable Securities transferred to any affiliate, related entity or other partnership managed by Tracker or (ii) any person who acquires Registrable Securities convertible into Common Stock.

7. CONDITIONS TO TRACKER'S OBLIGATIONS AT THE SECOND CLOSING. The obligation of Tracker to purchase the Shares at the Second Closing is subject to the fulfillment, to the satisfaction of Tracker on or prior to the Second Closing, of the following conditions:

              7.1. Representations and Warranties Correct. The representations and warranties made by the Company in Section 3 hereof shall be true and correct as of the date of this Agreement, and the Company shall have no knowledge, after reasonable investigation and inquiry, of any facts or circumstances as of the date of this Agreement, that caused, or could have reasonably been expected to cause, the representations and warranties not to be true and correct as of the date of Second Closing.

              7.2. Shares and Warrants. The Company shall have delivered to Tracker the Warrants and a certificate representing the Shares issued pursuant to the Second Tranche.

              7.3 Legal Opinion. The Company shall have delivered to Tracker an opinion of counsel to the Company substantially in the form attached hereto as Exhibit C.

              7.4 Consents. The shareholder approval contemplated by Section 5.6 shall have been obtained and be in full force and effect.

              7.5. Compliance Certificate. At the Second Closing, the Company shall deliver to Tracker a certificate, dated the date of Second Closing, signed by the Company's President certifying that the conditions specified in Sections 7.1, 7.2, 7.4 and 7.6 have been fulfilled.

              7.6. Statement of Designations. The Statement of Designations shall continue to be in full force and effect.

              7.7. Listing of Underlying Shares. The Company shall have made application for and received approval for listing of the Conversion Shares and the Warrant Shares on a "when issued" basis on the Nasdaq.

              7.8. Series A Directors. The Board of Directors shall have appointed the two persons designated in writing by Tracker as provided in the Statement of Designations.

8. CONDITIONS TO COMPANY'S OBLIGATIONS AT THE SECOND CLOSING. The obligations of the Company under this Agreement are subject to the fulfillment at or before the Second Closing of the following conditions:

              8.1. Representations and Warranties. The representations and warranties of Tracker contained in Section 4 hereof shall be true as of the Second Closing with the same force and effect as if they had been made on and as of such date.

              8.2. Payment of Purchase Price. Tracker shall have delivered to the Company the Purchase Price in accordance with the provisions of Section 2.

9. TERMINATION.

              9.1. Termination. This Agreement may be terminated at any time prior to the Second Closing:

                     (a) by mutual written consent of Tracker and the Company;

                     (b) by Tracker or the Company if (i) any court of competent jurisdiction or other Government Authority, shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the consummation of this Agreement and such order, decree, ruling or other action is or shall have become nonappealable or (ii) this Agreement has not been consummated by the later of April 15, 2002 or the fifth business day following completion of any SEC Waiting Periods (the "Final Date"); provided, however, that no party may terminate this Agreement pursuant to this Subsection (b) if such party's failure to reasonably fulfill any of its obligations under this Agreement shall have been a principal reason that the Second Closing shall not have occurred on or before said date;

                     (c) by the Company if there shall have been a material breach of any representations or warranties on the part of Tracker set forth in this Agreement or if any representations or warranties of Tracker shall have become untrue in any material respect, such that the conditions set forth in
Section 8 would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect;

                     (d) by Tracker if (i) there shall have been a material breach of any representations or warranties on the part of the Company set forth in this Agreement or the Company Letter, such that the conditions set forth in
Section 7 would be incapable of being satisfied by the Final Date, provided that Tracker has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements in this Agreement in any material respect or materially adversely affecting (or materially delaying) the ability of Tracker or the Company to consummate this Agreement, and the Company has not cured such breach within ten (10) business days after notice by Tracker thereof, provided that Tracker has not breached any of its obligations hereunder in any material respect;

                     (e) by Tracker if the Company or any of its Subsidiaries shall (i) become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due; (ii) apply for, consent to, or acquiesce  in,  or permit or  suffer  to exist  the  appointment  of a  trustee, receiver,  sequestrator  or  other  custodian  for  the  Company  or  any of its
Subsidiaries or any property of any thereof, or make a general assignment for the benefit of creditors; (iii) apply for, consent to, or acquiesce in, or permit or suffer to exist, the commencement of any (x) bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or (y) any dissolution, winding up or liquidation proceeding, in respect of the Company or any of its Subsidiaries or (iv) take any action authorizing, or in furtherance of, any of the foregoing; or

                     (f) by Company if Tracker shall (i) become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due; (ii) apply for, consent to, or acquiesce in, or permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for Tracker or any property of Tracker, or make a general assignment for the benefit of creditors; (iii) apply for, consent to, or acquiesce in, or permit or suffer to exist, the commencement of any (x) bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or (y) any dissolution, winding up or liquidation proceeding, in respect of Tracker or (iv) take any action authorizing, or in furtherance of, any of the foregoing.

              9.2. Effect of Termination. Upon the termination and abandonment of this Agreement pursuant to Section 9.1, with respect to the transactions consummated in connection with the First Tranche, this Agreement shall survive such termination subject to and in accordance with Section 10.3, and with respect to the transactions contemplated to be consummated in connection with the Second Tranche, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders other than the provisions of this Section
9.2 and Article 10 (other than Section 10.1).  Nothing contained in this Section
9.2 shall relieve any party from liability for any breach of this Agreement prior to such termination and in such event the breaching party shall remain liable for the consequences of such breach following termination.

              9.3. Extension; Waiver. At any time prior to the Second Closing, each party hereto may, only by action taken in writing, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

10. MISCELLANEOUS

              10.1. Tracker Covenant. If and when Tracker's percentage ownership in the Company first exceeds 50% (determined on a fully-diluted basis, including without limitation, the conversion of the Series A Stock, the Brunswick Note and Affiliate Notes), Tracker shall not amend the terms and conditions of the Supply Agreement, including without limitation, the product and quantities of products purchasable, to a material extent in terms of breadth, product line or scope, for a period of one model year following the date Tracker's percentage ownership first exceeded such 50% threshold, other than such changes or amendments to the Supply Agreement as were previously planned and documented by the Company or are mutually agreed upon by the Company and Tracker.

              10.2. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to provisions regarding choice of laws.

              10.3. Survival. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby; provided, however, that the representations and warranties shall be extinguished and null and void two years after (a) Second Closing; or (b) the earlier termination of this Agreement.

              10.4. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto whose rights or obligations hereunder are affected by such amendments. This Agreement and the rights and obligations therein may not be assigned by Tracker without the written consent of the Company except to an affiliate, or in connection with a full or partial liquidation of Tracker. This Agreement and the rights and obligations therein may not be assigned by the Company without the written consent of Tracker.

              10.5. Entire Agreement. This Agreement and the schedules and exhibits hereto which are hereby expressly incorporated herein by this reference, with the Company Letter, the Statement of Designations and the Warrants, constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement shall be deemed to terminate or supersede the provisions of that certain Letter of Intent and Term Sheet dated as of January 22, 2002, relating to "Confidentiality", "Break-up Fee", "Exclusivity" and "Right to Purchase Common Stock," which such provisions shall continue in full force and effect until terminated in accordance with their respective terms.

              10.6. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below; (c) three (3) business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

         To Tracker:                           To the Company:

         TMRC, L.L.P. c/o                      Travis Boats & Motors, Inc.
         2500 East Kearney Street              5000 Plaza of the Lake, Suite 250
         Springfield, Missouri 65803           Austin, Texas 78746
         Attn:  Ken Burroughs                  Attn:  Mark T. Walton
         Fax Number: (417) 873-5964            Fax Number: (512) 329-0480

         With copies to:                       With copies to:

         Greene & Curtis, L.L.P.               Jenkens & Gilchrist, PC
         1340 East Woodhurst Drive             2200 One American Center
         Springfield, Missouri  65804          600 Congress Avenue
         Attn:  Joseph C. Greene, Esq.         Austin, Texas 78701
         Fax Number:  (417) 883-4317           Attn:  J. Rowland Cook, Esq.
                                               Fax Number: (512) 404-3520

              Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 10.6 by giving the other party written notice of the new address in the manner set forth above.

              10.7. Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of the Company and Tracker.

              10.8. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to Tracker, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of the Company, or Tracker nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company or Tracker of any breach of default under this Agreement or any waiver on the part of the Company or Tracker of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Company or Tracker shall be cumulative and not alternative.

              10.9. Fees and Expenses. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any Shares or other securities of the Company issued or to be issued, the prevailing party shall be paid by the other party a reasonable sum for attorney's fees and expenses for such prevailing party.

              10.10. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

              10.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

              10.12. Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

              10.13 Certain Definitions. For the purposes of this Agreement, certain terms shall have the meaning ascribed to such term as set forth in
Schedule I attached hereto.

              10.14. Arbitration. If there is any dispute between the parties which the parties to this Agreement are unable to resolve themselves with regard to the application, interpretation or validity of this Agreement, all parties agree that the exclusive remedy for determining any such dispute, regardless of its nature, will be by arbitration in accordance with the then most applicable Commercial Arbitration rules of the American Arbitration Association. The location of such arbitration shall be Denver, Colorado, or such other location as the parties hereto may agree. If the parties are unable to agree upon an arbitrator, the parties shall select a single arbitrator from a list designated by the Denver, Colorado office of the American Arbitration Association of nine arbitrators all of whom shall be retired judges who have had experience in corporate law and who are actively involved in hearing private cases. If the parties are unable to select an arbitrator from the list provided by the American Arbitration Association, then the parties shall each strike names alternatively from the list, with the first to strike being determined by lot. After each party has used four strikes, the remaining name on the list shall be the arbitrator. The arbitrator shall apply the same substantive law as would be applied by a court having jurisdiction over the parties and their dispute and the remedial authority of the arbitrator shall be the same as, but no greater than, would be the remedial power of a court having jurisdiction over the parties and their dispute. Discovery may be undertaken by any party. Any dispute with regard to the scope or necessity for any discovery shall be determined by the arbitrator in the arbitrator's discretion. In the event of a conflict between the then most-applicable rules of the American Arbitration Association and these procedures, the provisions of these procedures shall govern. Each party may be represented by counsel and shall be responsible for the costs and fees of its counsel. Any filing or administrative fees shall be borne by the party incurring such fees. The fees and costs of the arbitrator shall be borne equally between the parties. The prevailing party in such arbitration proceeding, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled to reimbursement from the other party for all of the prevailing party's costs (including but not limited to the arbitrator's compensation), expenses and attorneys' fees. The arbitrator shall render an award and brief opinion explaining the basis of the award and the award of the arbitrator shall be final and binding upon the parties. All awards may be filed with the Clerk of the District Court in St. Louis, MO or Austin, TX, as a basis for declaratory or other judgment and of the issuance of execution and, at the election of the party making such filing, with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such an award is rendered or its property. If any of the provisions of this paragraph are determined to be unlawful or otherwise unenforceable, in whole or in part, such determination shall not affect the validity of the remainder of these provisions and this paragraph shall be reformed to the extent necessary to insure that all disputes within the scope of this Agreement shall be resolved by neutral, binding arbitration.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.


                               TMRC, L.L.P.,
                               a Missouri limited liability partnership

                               By:      Tracker Marine, L.L.C.,
                                        a Missouri limited liability company

                               By:      Three Johns Company,
                                        its sole member

                               By:      /s/ Kenneth Burroughs
                                        ----------------------------------------
                               Name:    Kenneth Burroughs
                                        ----------------------------------------
                               Title:   President
                                        ----------------------------------------


                               TRAVIS BOATS & MOTORS, INC.,
                               a Texas corporation


                               By:      /s/ Mark T. Walton
                                        ----------------------------------------
                               Name:    Mark T. Walton
                               Title:   President

                                   Schedule I

                                   Definitions

         "Agreement" is defined in the Preamble.

         "Affiliate" shall mean, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).

         "Affiliate Notes" shall mean the convertible subordinated notes issued by the Company to various Affiliates in December, 2001, excluding the Brunswick Note.

         "Articles of Incorporation" is defined in Section 3.5(a).

         "Brunswick" shall mean Brunswick Corporation, a Delaware corporation.

         "Brunswick Note" shall mean that convertible subordinate note issued by the Company to Brunswick dated as of December 14, 2001.

         "Bylaws" shall mean the Second Amended and Restated Bylaws of the Company.

         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended.

         "Code" shall mean the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

         "Common Stock" shall mean the Company's common stock, par value $0.01 per share.

         "Company" means Travis Boats & Motors, Inc., a Texas corporation.

         "Company Contract" is defined in Section 3.8.

         "Company Letter" is defined in Section 3.

         "Company Reports" is defined in Section 3.6.

         "Consents" shall mean consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings.

         "Conversion Shares" is defined in Section 3.2(c).

         "Disposal"   shall  have  the  definition   assigned   thereto  by  the
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended.

         "Effective Date" is defined in the Preamble.

         "Environmental Law" shall mean any and all Governmental Requirements, common law rule (including but not limited to the common law respecting nuisance and tortious liability), or other requirement having the force and effect of law, relating to the environment, including ambient air, surface water, land surface or subsurface strata, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including Solid Wastes, Hazardous Wastes or Hazardous Substances) or noxious noise or odor into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, recycling, removal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including petroleum, petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls, chlorofluorocarbons (including chlorofluorocarbon-12) or hydrochloro-fluorocarbons).

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Final Date" is defined in Section 9.1(b).

         "Final Prospectus" is defined in Section 6.5(d).

         "Funded Amount" shall mean $5,000,000.

         "Governmental Authority" shall mean (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, or (b) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes for its own account.

         "Governmental Requirements" shall mean at any time (a) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, or authorization of any Governmental Authority in effect at that time or (b) any obligation included in any certificate, certification, franchise, permit or license issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

         "Hazardous Materials" shall mean any hazardous or toxic substance, material or waste which is regulated under, or defined as a "hazardous substance," "pollutant," "contaminant," "toxic chemical," "hazardous material," "toxic substance," or "hazardous chemical" under (i) CERCLA; (ii) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.;
(iv) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (v) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (vi) regulations promulgated under any of the above statutes; or (vii) any applicable state or local statute, ordinance, rule, or regulation that has a scope or purpose similar to those statutes identified above.

         "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable
Securities to whom rights under Section 6 hereof have been duly assigned in accordance with Section 6.7 of this Agreement.

         "Initial Per Share Purchase Price" shall mean $100 per share.

         "Initiating Holders" is defined in Section 6.1(b).

         "Investment" means with respect to any Person, (i) any loan, advance or extension of credit by such Person to, and any contributions to the capital of, any other Person, (ii) any guaranty by such Person, (iii) any interest in any capital stock, equity interest or other securities of any other Person, (iv) any transfer or sale of property of such Person to any other Person other than upon full payment, in cash, or not less than the fair market value of such property and (v) any commitment or option to make an Investment if, in the case of an option, the consideration for the acquisition of which exceeds $10,000, and any of the foregoing under clauses (i) through (v) shall be considered an Investment whether such Investment is acquired by purchase, exchange, merger or any other method; provided, that the term "Investment" (1) shall not include an Investment in the Company or in a wholly-owned Subsidiary, and (2) shall not include current trade and customer accounts receivable and allowances, provided they relate to goods furnished in the ordinary course of business and are given in accordance with the customary practices of the Company or a Subsidiary.

         "IRS" shall mean the Internal Revenue Service.

         "Lien" shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, restriction or other encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

         "Litigation" shall mean any action, case, proceeding, claim, grievance, suit or investigation or other proceeding conducted by or pending before any Governmental Authority or any arbitration proceeding.

         "Material Adverse Effect" shall mean any material adverse effect on the financial condition, business, prospects or operations of the Company and its Subsidiaries taken as a whole.

         "Nasdaq" shall mean the Nasdaq National Market.

         "New Securities" shall mean any shares of capital stock of the Company, any rights, options or warrants to purchase such shares of capital stock, and securities of any type whatsoever (including, without limitation, the shares issuable upon conversion of the Brunswick Note and Affiliate Notes) that are, or may become, convertible or exchangeable into such shares of capital stock, provided, however, that the term "New Securities" shall not include securities that are issued (a) upon exercise of any portion of the Warrants, (b) on any conversion of shares of Series A Stock or securities issued on account of dividends payable on the Series A Stock, (c) pursuant to stock options or other equity incentive plans for employees, officers and/or directors of the Corporation that (i) are either approved by the directors appointed by the holders of the Shares, or (ii) were in existence prior to the date of this Agreement, (d) upon the exercise, conversion or exchange of any outstanding security if upon the original issuance of such converted or exchanged security the shares of capital stock being issued upon such conversion or exchange were included as "New Securities"; or (e) pursuant to a stock split, stock dividend or the consolidation, merger, or reorganization of the Company.

         "Participation Notice" is defined in Section 5.9.

         "Person" shall mean any natural person, Entity, estate, trust, union or employee organization or Governmental Authority.

         "Plans" shall mean any stock purchase, stock option, pension, profit-sharing, bonus, deferred compensation, incentive compensation, commission, severance or termination pay, hospitalization, medical, dental, life or other insurance, or supplemental unemployment benefits plan or agreement or policy or contract or other arrangement providing employment-related compensation or benefits to any officer, consultant, director, annuitant, employee, former employee, retiree or independent contractor or members of their respective families (other than directors' and officers' liability policies), whether or not insured, sponsored or maintained by, or under which any liability, contingent or otherwise, exists with respect to the Company, including but not limited to "employee benefit plans" as defined in ERISA and the rules and regulations thereunder.

         "Prepayment Notice" is defined in Section 3.24.

         "Proprietary Assets" shall mean all patents, patent applications, trademarks, service marks, trade names, copyrights, moral rights, maskworks, trade secrets, confidential and proprietary information, compositions of matter, formulas, designs, proprietary rights, know-how and processes of the Company.

         "Pro Rata Share" shall mean the ratio of (a) the number of shares of Common Stock held by Tracker, including any shares of Common Stock issuable upon conversion of the Shares, Warrant Shares and Reserved Series A Shares, to (b) the sum of (i) the total number of shares of Common Stock issued and outstanding (immediately prior to the issuance of New Securities giving rise to the Right of Participation and excluding any shares issuable upon conversion of the Brunswick Note and Affiliate Notes), plus, (ii) the number of shares of Common Stock underlying the outstanding options granted under the Company's Incentive Stock Option Plan, plus (iii) the total number of shares of Common Stock issuable upon conversion of the Shares, Warrant Shares and Reserved Series A Shares.

         "Purchase Price" shall have the meaning in Section 1.2.

         "Registration" shall, and the terms "register," "registered," and "registration" shall also refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

         "Registration Expense" shall mean, with respect to any Demand Registration or Piggyback Registration all (i) registration, qualification and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including the reasonable fees and disbursements of counsel for any underwriters, dealers or placement agents in connection therewith), (iii) printing expenses (or comparable duplication expenses) and escrow fees, (iv) internal expenses of the Company (including all salaries and expenses of officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Company, (vi) fees and expenses for independent certified public accountants retained by the Company (including all fees and expenses associated with special audits of the delivery by independent certified public accountants of a "cold comfort" letter or letters), (vii) fees and expenses of any special experts retained by the Company in connection with such registration, (viii) fees and expenses of listing the Registrable Securities on a securities exchange, (ix) the reasonable fees and expenses of a single firm of legal counsel for the Investors participating in such Demand Registration or Piggyback Registration and, (x) all other reasonable fees, costs, expenses and disbursements incurred in connection with or incident to the Company's compliance with Section 6.

         "Registrable Securities" shall mean any Common Stock of the Company issued upon the conversion of the Shares, Warrant Shares, Conversion Shares and Series A Shares. Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person in a transaction in which rights under Section 6 hereof are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering.

         "Registrable Securities Then Outstanding" shall mean the number of shares of Common Stock of the Company that are Registrable Securities and are then issued and outstanding.

         "Release"   shall  have  the   definition   assigned   thereto  by  the
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended.

         "Request Notice" is defined in Section 6.1(a).

         "Reserved Series A Shares" is defined in Section 3.2(c).

         "SEC" The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

         "SEC Waiting Periods" shall mean any all waiting periods required by the Exchange Act and the rules promulgated thereunder in connection with the shareholder approval process set forth in Section 5.6 of this Agreement, including, without limitation, any delay in such waiting periods caused by any SEC review or inquiry.

         "Second Closing" is defined in Section 2.3.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Series A Stock" is defined in Section 1.1.

         "Shares" is defined in Section 1.2.

         "Statement of Designations" is defined in Section 1.1.

         "Subsidiary", with respect to any Person, means any corporation, association or other entity of which more than 50% of the total voting power of shares of stock or other equity interests (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is, at the time as of which any determination is being made, owned or controlled, directly or indirectly, by such Person or one or more of its Subsidiaries, or both. The term "Subsidiary" or "Subsidiaries" when used herein without reference to any particular Person, means a Subsidiary or Subsidiaries of the Company.

         "Supply Agreement" is defined in Section 5.10.

         "Threatened release" shall have the definition assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended.

         "Tracker" means TMRC, L.L.P., a Missouri limited liability partnership.

         "Violation" is defined in Section 6.5(a).

         "Warrants" is defined in Section 1.1.

         "Warrant Shares" shall mean the shares of Series A Stock issued or issuable upon exercise of the Warrant.

         "Workers   Safety   Law"   shall  mean  all   applicable   Governmental
Requirements relating to public and worker health and safety.

                                                                    EXHIBIT B
                                                                    ----------
                                   Exhibit A

                           TRAVIS BOATS & MOTORS, INC.

                            STATEMENT OF DESIGNATIONS

                                       OF

               6% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

         Pursuant to Section 2.13 of the Texas Business Corporation Act, Travis Boats & Motors, Inc., a Texas corporation (the "Corporation"), hereby certifies that the following resolutions were duly adopted by its Board of Directors (the "Board") on March 8, 2002 to set forth the powers, designations, preferences and relative, participating, optional or other rights of its 6% Series A Cumulative Convertible Preferred Stock;

         RESOLVED, that pursuant to the authority granted to the Board in the Restated Articles of Incorporation of the Corporation (the "Articles of Incorporation"), there is hereby created, and the Corporation is hereby authorized to issue, a series of Preferred Stock (as defined in the Articles of Incorporation) having the following powers, designations, preferences and rights:

         Certain defined terms used herein are set forth in Section 9 hereof.

         1. Designation. The series of Preferred Stock shall be designated "6% Series A Cumulative Convertible Preferred Stock" (the "Series A Preferred") and shall consist of One Hundred Fifty Thousand (150,000) shares.

         2. Rank. All shares of Series A Preferred shall rank senior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to (a) all of the Corporation's Common Stock, par value $.01 per share ("Common Stock"), and (b) all of the Corporation's capital stock that by its terms ranks junior to the Series A Preferred either as to the payment of dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (the capital stock referred to in clauses (a) and (b) above being herein referred to as "Junior Securities").

         3. Dividends.

              (a) Dividends on Series A Preferred. The Corporation shall pay to the holders of shares of the Series A Preferred (regardless of whether purchased for cash, issued as dividends or otherwise issued), out of the assets of the Corporation legally available therefor, dividends at the times, in the amounts and with such priorities as follows:

                     (i) Dividend Rate. Dividends on shares of Series A Preferred will be payable quarterly on the last day of each calendar quarter in arrears at a rate per annum equal to 6%, as may be adjusted as set forth below, of the Liquidation Value thereof on the Dividend Payment Date. Dividend payments under this clause 3(a) shall be made, at the option of the Corporation, in cash or in additional shares of Series A Preferred; provided that if additional shares of Series A Preferred are to be issued, the Corporation shall issue that number of shares equal to the amount of such dividends divided by $100, rounded up to the nearest whole share. All shares of Series A Preferred issued as a dividend will upon and by virtue of their issuance be duly authorized, validly issued, fully paid and nonassessable. In the event that Consents, as such term is defined in that certain Preferred Stock and Warrant Purchase Agreement by and between TMRC, L.L.P. ("Tracker") and the Corporation, dated on or about March 13, 2002 (the "Purchase Agreement"), other than the shareholder approval contemplated by Section 5.6 of the Purchase Agreement, are not obtained within one hundred and eighty (180) days after Tracker reasonably determines and notifies the Corporation in writing that such Consents are required in connection with the consummation of the transactions contemplated under the Purchase Agreement, the dividend rate on shares of Series A Preferred will be increased by 1% (or fraction thereof) for each 30 day period (or fraction thereof) until such Consents are, to the reasonable satisfaction of Tracker, obtained. Notwithstanding the foregoing, in no event will the dividend rate exceed 12% per annum.

                     (ii) Payment Dates. Dividends on the Series A Preferred shall be declared out of legally available funds therefor and paid quarterly in the manner specified in Section 3(a)(i), on the last day of March, June, September and December in each year (each, a "Dividend Payment Date"). The first Dividend Payment Date shall be the last day of March, 2002. If any Dividend Payment Date shall be on a day other than a Business Day, then the Dividend Payment Date shall be on the next succeeding Business Day. An amount equal to the full cumulative dividends shall also be payable, in satisfaction of such dividend obligation, upon liquidation as provided under Section 4 hereof, upon conversion as provided under Section 6 hereof and upon redemption as provided under Section 7 hereof. The record date for the determination of holders of shares of Series A Preferred entitled to receive payment of the dividends payable pursuant to this Section 3 shall be the date which is twenty (20) Business Days prior to the Dividend Payment Date.

                     (iii) Accrual of Dividends.

                            (A) To the extent the Board is prohibited by law from declaring and paying dividends in accordance with this Section 3(a), dividends shall accrue on a daily basis, calculated on the basis of a 360 day year consisting of twelve months of thirty days each in a year, whether or not there shall be (at the time such dividends became or become payable or any other time) profits, surpluses or other funds of the Corporation legally available for the payment of dividends. Dividends shall not compound except as set forth below in clause (B).

                            (B) All dividends which have accrued on any share of Series A Preferred then outstanding during the period from (but excluding) the preceding Dividend Payment Date (or from and including the Issue Date in the case of the initial Dividend Payment Date) to and including such Dividend Payment Date shall be added on such Dividend Payment Date to the Liquidation Value of such share of Series A Preferred (so that, without limitation, dividends shall thereafter accrue in respect of the amount of such accrued but unpaid dividends) and shall remain a part thereof until (but only until) such dividends are paid. The "Liquidation Value" of any share of Series A Preferred as of a particular date shall be equal to the sum of $100 plus an amount equal to any accrued and unpaid dividends on such share of Series A Preferred that have been added to the Liquidation Value of such share of Series A Preferred Stock on any prior Dividend Payment Date pursuant to this Section 3(a)(iii)(B) and have not theretofore been paid. Dividends shall not otherwise accrue or cumulate on previously accrued dividends on Series A Preferred.

                     (iv) Amounts Payable. The amount of dividends payable on Series A Preferred on each Dividend Payment Date shall be the full cumulative dividends which are accrued but unpaid through and including such Dividend Payment Date. Dividends which are not paid as provided in clause (iii) above shall accrue as provided in clause (iii) above until paid and shall be payable as soon as payment can lawfully be made (or upon liquidation, conversion or redemption as provided herein).

              (b) Dividends on Common Stock. In the event that the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (whether in cash, securities, rights to purchase securities or other property) on its Common Stock, the holders of the Series A Preferred shall receive from the Corporation, with respect to each share of Series A Preferred held, a dividend or distribution that is the same dividend or distribution that would be received by a holder of the number of shares of Common Stock into which such share of Series A Preferred is then convertible pursuant to the provisions of Section 6 hereof on the record date for such dividend or distribution with respect to Common Stock. Any such dividend or distribution shall be declared, ordered, paid or made on the Series A Preferred at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock.

              (c) Limitation on Dividends, Repurchases and Redemptions. So long as at least 10,000 shares of Series A Preferred shall be outstanding, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities, whether in cash, securities, rights to purchase securities or other property (other than dividends or distributions payable in shares of the class or series upon which such dividends or distributions are declared or paid), nor shall the Corporation or any of its Subsidiaries purchase, redeem or otherwise acquire for any consideration or make payment on account of the purchase, redemption or other retirement of any Parity Securities or Junior Securities, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Parity Securities or Junior Securities, unless with respect to all of the foregoing all dividends or other distributions to which the holders of Series A Preferred shall have been entitled, pursuant to Sections 3(a) and 3(b) hereof, shall have been either (i) paid, or (ii) declared with a sum of money set apart for the full payment thereof.

         4. Preference on Liquidation.

              (a) Liquidation Preference for Series A Preferred. In the event that the Corporation shall liquidate, dissolve or wind up, whether voluntarily or involuntarily, the holders of shares of Series A Preferred shall, to the extent not electing to convert pursuant to Section 6, receive an amount per share in cash equal to the sum of (i) the Liquidation Value, plus (ii) all accrued but unpaid dividends thereon through the date of distribution, if any, to the extent not already added to the Liquidation Value pursuant to Section 3(a)(iii)(B) (the "Series A Liquidation Preference"). The Series A Liquidation Preference shall be paid prior to any distribution to the holders of shares of Common Stock or other Junior Securities (and no monies shall be set apart for payments on any of such securities unless the Series A Liquidation Preference is so paid). If upon the occurrence of such event the assets and funds thus distributed among the holders of the Series A Preferred are insufficient to permit the payment to such holders of the Series A Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series A Preferred in proportion to the respective number of shares held. After payment has been made to the holders of the Series A Preferred of the full Series A Liquidation Preference, all remaining assets and funds of the Corporation shall be distributed pro rata among all holders of Junior Securities and the Series A Preferred on the basis of their respective holdings, assuming all Series A Preferred had been converted into Common Stock in accordance with the conversion rights then in effect pursuant to Section 6.

              (b) Notice of Liquidation. Written notice of any liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when and the place or places where amounts distributable in such circumstances shall be payable, and the expected distribution to holders of each class of the Company's capital stock, shall be given by first class mail, postage prepaid, not less than twenty (20) days prior to any payment date specified therein, to the holders of record of the Series A Preferred at their respective addresses as shall appear on the records of the Corporation.

         5. Voting.

              (a) Vote with Common; Notice. Except as provided under Texas law and in this Section 5, the Series A Preferred shall vote together with the Common Stock as a single class on all actions to be voted on by the shareholders of the Corporation, including, without limitation, the election of directors other than the directors elected in accordance with Section 5(b). Each share of Series A Preferred shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (excluding fractions of a share) into which each share of Series A Preferred is convertible on the record date for such shareholder vote. The holders of Series A Preferred shall be entitled to notice of any shareholder's meeting on the same terms as if they were holders of Common Stock.

              (b) Election of Series A Preferred Directors. Notwithstanding any other provision in the Articles of Incorporation:

                     (i) Subject to Section 5(b)(ii) below,  after the ninetieth
(90th) day following the Issue Date and if at any given time at least 10,000 shares of Series A Preferred are outstanding, the Board shall consist of seven
(7) directors and the Series A Preferred shall vote as a single class to elect one (1) such director.

                     (ii) After the Second Tranche (as such term is defined in the Purchase Agreement) has been consummated:

                            (C) if at least 10,000 shares and less than 25,000 shares of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect one (1) such director;

                            (B) if at least 25,000 shares (and, after the first anniversary date of the Issue Date, less than 60,000 shares) of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect two (2) such directors; and

                            (C) after the first anniversary date of the Issue Date, if at least 60,000 shares of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect three
         (3) such directors.

                     (iii) In addition to the rights set forth in this Section 5(b), after the Second Tranche has been consummated, so long as at least 10,000 shares of Series A Preferred remain outstanding, each standing committee or newly formed committee of the Board shall not be larger than a five-member committee and shall have as members a proportionate number of directors elected in accordance with this Section 5 equal to the proportion that the directors elected in accordance with this Section 5 bears to the full Board; provided, however, that in no case shall there be less than one director elected in accordance with this Section 5 on each such committee.

              (c) Class Voting. So long as the Second Tranche is consummated and Tracker, collectively with its Affiliates, holds at least 32,000 shares of Series A Preferred, Corporation shall not, without the affirmative vote or consent of the holders of at least a majority of all outstanding shares of the Series A Preferred, voting or consenting separately as a class without regard to series:

                     (i) create any new class of equity or equity-related securities of the Corporation;

                     (ii) issue shares of any class of equity or equity-related securities that by their terms rank senior to, or pari passu with, the Series A Preferred as to dividends or upon liquidation or increase the authorized number of shares of any such class, or have a conversion or purchase price less than the Conversion Price or other terms and conditions that, individually or in the aggregate, are more favorable than the terms and conditions of the Series A Preferred;

                     (iii) redeem, repurchase or pay dividends on any securities of the Corporation, other than payment of dividends on the Series A Preferred;

                     (iv) alter or change the number of directors  that comprise the Board or any of the provisions of the Corporation's Articles of Incorporation (including, without limitation, any of the terms and conditions set forth in this Statement of Designations) or Bylaws so as to adversely affect the relative rights and preferences of any outstanding share of Series A Preferred of the Corporation;

                     (v) consummate or enter into an agreement with respect to any voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, or the consolidation, merger or other business combination of the Corporation with or into one or more entities (each, a "Sale Transaction"); provided, however, that, at any time prior to the third anniversary of the Issue Date, if (a) a bona fide proposal with respect to a Sale Transaction has been received by the Corporation, and (b) such proposal is at a price per share of Common Stock at least four (4) times the Conversion Price as of the Issue Date, then holders of Series A Preferred shall only be entitled to vote on such Sale Transaction in accordance with Section 5(a) and not as a separate class in accordance with this Section 5(c); or

                     (vi)  consummate  any  of the  transactions  set  forth  in
Section 4(a).

              (d) Notwithstanding anything to the contrary in Section 5(c), the Corporation may issue Junior Securities without the affirmative vote or consent of the holders of the Series A Preferred in the following instances:

                     (i) issuances pursuant to stock options or other equity incentive plans that were in existence prior to the Issue Date for employees, officers and/or directors of the Corporation;

                     (ii) issuances to financial institutions or equipment leasing organizations in connection with bona fide financial or leasing transactions entered into in the ordinary course of business pursuant to which the Corporation is a party ;

                     (iii) issuances to customers or suppliers of the Corporation in connection with bona fide commercial agreements entered into in the ordinary course of business pursuant to which the Corporation is a party; and

                     (iv) issuances to professional services firms of the Corporation in connection with bona fide relationships entered into in the ordinary course of business pursuant to which the Corporation is a party;

                     provided, however, that (A) the aggregate issuances pursuant to this Section 5(d) shall not exceed 10% of the issued and outstanding common stock of the Corporation as of the Issue Date; and (B) this Section 5(d) shall not apply with respect to any transaction having a primary purpose related to the raising of capital.

         6. Conversion. The holders of shares of Series A Preferred shall have the right to convert all or a portion of such shares into fully paid and nonassessable shares of Common Stock as follows:

              (a) Right to Convert. Subject to and upon compliance with the provisions of this Section 6, the shares of Series A Preferred shall be converted into the number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion rounded down to the nearest 1/100th of a share) obtained by dividing the aggregate Liquidation Value of the shares to be converted, plus all accrued but unpaid dividends thereon through the date of conversion (unless the holder of shares of Series A Preferred being so converted shall have elected to receive any such dividends in respect of the shares being converted subsequent to conversion), by the then Conversion Price and by surrender of such shares, such surrender to be made in the manner provided in paragraph (b) of this Section 6. The Common Stock issuable upon conversion of the shares of Series A Preferred, when such Common Stock shall be issued in accordance with the terms hereof, is hereby declared to be and shall be duly authorized, validly issued, fully paid and nonassessable Common Stock. The shares of Series A Preferred shall be converted:

                     (i) at any time and from time to time, in part or in whole, at the election of a holder of Series A Preferred by written notice to the Corporation that such holder elects to convert some or all of such holder's Series A Preferred and stating therein the number of shares of Series A Preferred being converted; or

                     (ii) within thirty (30) days of receipt of a redemption notice from the Corporation in accordance with Section 7 hereof, in part or in whole, at the election of a holder of Series A Preferred, by written notice to the Corporation that such holder elects to convert some or all of such holder's Series A Preferred and stating therein the number of shares of Series A Preferred being converted.

              (b) Mechanics of Conversion. Certificates for each share of Series A Preferred being converted under Section 6(a) shall be surrendered, duly endorsed, at the principal office of the Corporation or of any transfer agent for the Series A Preferred, accompanied by written notice whether all accrued and unpaid dividends in respect of such shares shall be included in the calculation set forth in Section 6(a) hereof, and setting forth the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued if such name or names shall be different than that of such holder. Thereupon, the Corporation shall issue and deliver at such office on the second succeeding Business Day (unless such conversion is in connection with an underwritten public offering of Common Stock, in which event concurrently with such conversion) to such holder or on such holder's written order, (i) a certificate or certificates for the number of validly issued, fully paid and nonassessable full shares of Common Stock to which such holder is entitled and (ii) if less than the full number of shares of Series A Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Each conversion under 6(a)(i) shall be deemed to have been effected immediately prior to the close of business on the date of such surrender of the shares to be converted (except that if such conversion is in connection with an underwritten public offering of Common Stock, then such conversion shall be deemed to have been effected upon such surrender) so that the rights of the holder thereof as to the shares of Series A Preferred being converted shall cease at such time except for the right to receive shares of Common Stock and if the holder of the shares of Series A Preferred being so converted shall have elected to receive dividends subsequent to such conversion, all accrued and unpaid dividends in accordance herewith, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock at such time. Each conversion under 6(a)(ii) shall be deemed to have been effected on the close of business on the date indicated in the written notice required thereby.

              (c) Conditional Conversion. Notwithstanding any other provision hereof, if conversion of any shares of Series A Preferred is to be made in connection with a public offering of Common Stock or any transaction described in Section 6(d)(vi) hereof, the conversion of any shares of Series A Preferred may, at the election of the holder thereof, be conditioned upon the consummation of the public offering or such transaction, in which case such conversion shall not be deemed to be effective until the consummation of such public offering or transaction or, if the shares of Common Stock to be received are sold as part of such public offering such conversion at the election of the holder of the Series A Preferred being converted may be deemed to be simultaneous with the consummation of such public offering.

              (d) Adjustment of the Conversion Price. The Conversion Price shall be adjusted from time to time as follows:

                     (i) Adjustment for Stock Dividends, Splits and Combinations. If the Corporation at any time or from time to time after the Issue Date, pays a stock dividend in shares of Common Stock, effects a subdivision of the outstanding Common Stock, combines the outstanding shares of Common Stock, or issues by reclassification of shares of its Common Stock any shares of capital stock of the Corporation, then, in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted so that each holder of shares of Series A Preferred shall have the right to convert its shares of Series A Preferred into the number of shares of Common Stock which it would have owned after the event had such shares of Series A Preferred been converted immediately before the happening of such event; provided, however, that no adjustment shall be made hereunder to the extent the Corporation issues to the holders of Series A Preferred the shares or other instruments delivered to the holders of Common Stock in connection with such event. Any adjustment under this Section 6(d)(i) shall become effective retroactively immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of an issuance, subdivision, combination or reclassification.

                     (ii) Issuance of Additional Shares of Stock. If at any time the Corporation shall (except as hereinafter provided) issue or sell any
Additional Shares of Stock in exchange for consideration in an amount per Additional Share of Stock less than the Conversion Price in effect immediately prior to such issuance or sale of Additional Shares of Stock, then the Conversion Price in effect immediately prior to such issuance or sale of such Additional Shares of Stock (the "Adjustment Event") shall be adjusted to equal the price determined by multiplying such Conversion Price by a fraction, of which: (A) the numerator shall be (1) the number of shares of Common Stock outstanding immediately prior to such Adjustment Event plus (2) the number of shares of Common Stock which the aggregate amount of consideration, if any, received by the Corporation for the total number of Additional Shares of Stock would purchase at the Conversion Price per share of the Common Stock in effect immediately prior to such Adjustment Event, and (B) the denominator shall be the number of shares of Common Stock outstanding immediately after such Adjustment Event; provided, however, that such adjustment shall be made only if the Conversion Price determined from such adjustment shall be less than the Conversion Price in effect immediately prior to the issuance of such Additional Shares of Stock. The provisions of this Section 6(d)(ii) shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 6(d)(i) or 6(d)(iii) or which are dividends or distributions received by the holders of the Series A Preferred pursuant to
Section 3(b) hereof.

                     (iii) (A) Issuance of Warrants or Other Rights. If at any time the Corporation shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell any warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the per share consideration received for such warrants or other rights shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the Conversion Price shall be adjusted as provided in Section 6(d)(ii), except that "Adjustment Event" shall mean such issuance or sale and the denominator shall include the Additional Shares of Stock that would be issued upon exercise of such warrants and rights and conversion of any such Convertible Securities. No further adjustments of the Conversion Price shall be made upon the actual issue or sale of such Additional Shares of Stock or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issue of Common Stock upon the conversion or exchange of such Convertible Securities.

                            (B) Issuance of  Convertible  Securities.  If at any
         time the Corporation shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to convert thereunder are immediately exercisable, and the portion of the consideration received for such Convertible Securities allocable to one share of Common Stock on an as-converted basis shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the Conversion Price shall be adjusted as provided in Section 6(d)(ii), except that "Adjustment Event" shall mean such issuance or sale and the denominator shall include the Additional Shares of Stock that would be issued upon conversion of such Convertible Securities. No adjustment of the Conversion Price shall be made under this Section 6(d)(iii)(B) upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 6(d)(iii)(A). No further adjustments of the Conversion Price shall be made upon the actual issue of Common Stock upon conversion of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this
         Section 6(d), no further adjustments of the Conversion Price shall be made by reason of such issue or sale.

                     (iv) Superseding Adjustments. If, at any time after any adjustment of the Conversion Price at which the Series A Preferred is convertible shall have been made pursuant to Section 6(d)(iii) as a result of any issuance of warrants, rights or Convertible Securities, (A) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or (B) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event, then such previous adjustment pursuant to Section 6(d)(iii) shall be rescinded and annulled and the Additional Shares of Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Immediately thereafter, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of (y) treating the number of Additional Shares of Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and (z) treating any such warrants or rights or any such other Convertible Securities which then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which shares of stock or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the Conversion Price at which the Series A Preferred is convertible shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

                     (v) Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to making adjustments to the shares of Common Stock into which the Series A Preferred is convertible and the Conversion Price at which the Series A Preferred is convertible provided for in this Section 6(d):

                            (A)  Computation  of  Consideration.  As to the cash
         consideration paid by the Company, and subject to the fourth sentence of this Section 6(v)(a), to the extent that any Additional Shares of Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities shall be issued for cash consideration, the consideration received by the Corporation therefor shall be the amount of the cash received by the Corporation therefor, or, if such Additional Shares of Stock or Convertible Securities are offered by the Corporation for subscription, the subscription price, or, if such Additional Shares of Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends). To the extent that such issuance shall be for a consideration other than cash, then except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board. In case any Additional Shares of Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Shares of Stock or Convertible Securities shall be issued in connection with any merger in which the Corporation issues any securities, the amount of consideration therefor shall be deemed to be the fair value, as determined in good faith by the Board of Directors of the Corporation, of such portion of the assets and business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Shares of Stock, Convertible Securities, warrants or other rights, as the case may be. The consideration for warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities shall be the consideration received by the Corporation for issuing such warrants or other rights plus the additional consideration payable (or deemed paid) to the Corporation upon exercise of such warrants or other rights plus, in the case of Convertible Securities, the additional consideration, if any, payable (or deemed paid) to the Corporation upon the exercise of the right of conversion or exchange of such Convertible Securities. The consideration for any Convertible Securities shall be the consideration received by the Corporation for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Corporation in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable (or deemed paid) to the Corporation upon the exercise of the right of conversion or exchange of such Convertible Securities. In case of the issuance at any time of any Additional Shares of Stock or Convertible Securities in payment or satisfaction of any dividends or interest upon any class of stock other than Common Stock or Convertible Securities, the Corporation shall be deemed to have received for such Additional Shares of Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

                            (B) When Adjustments to Be Made. The adjustments required by this Section 6(d) shall be made whenever and as often as any event requiring an adjustment shall occur, except that any adjustment of the Conversion Price that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 6(d)(i)) if such adjustment either by itself or with other adjustments not previously made amount to a change in the Conversion Price of less than $.05. Any adjustment representing a change of less than such minimum amount (except as aforesaid) that is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 6(d) and not previously made, would result in a minimum adjustment. For the purpose of any adjustment, any event shall be deemed to have occurred at the close of business on the date of its occurrence.

                            (C) Fractional Interests. In computing adjustments under this Section 6(d), fractional interests in the Common Stock shall be taken into account to the nearest 1/100th of a share.

                     (vi)    Reorganization,    Reclassification,    Merger   or
Consolidation. If the Corporation shall at any time reorganize or reclassify the outstanding shares of Common Stock (other than a change in par value, or from no par value to par value, or from par value to no par value, or as a result of a subdivision or combination) or consolidate with or merge into another corporation, the Series A Preferred shall automatically become convertible into the same kind and number of shares of stock and other securities, cash or other property (and upon the same terms and with the same rights) as would have been receivable by a holder of the number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such reorganization, reclassification, consolidation or merger (the "Post Merger Securities"). The Conversion Price upon such conversion shall be the Conversion Price that would otherwise be in effect pursuant to the terms hereof, but shall be adjusted proportionately to reflect the relationship between the number of Post Merger Securities obtainable upon the conversion of a share of Series A Preferred and the number of shares of Common Stock into which a share of Series A Preferred Stock could have been converted immediately prior to such transaction. Notwithstanding anything herein to the contrary, the Corporation will not effect any such reorganization, reclassification, merger or consolidation unless prior to the consummation thereof, the corporation which may be required to deliver any stock, securities or other assets upon the conversion of the Series A Preferred shall agree by an instrument in writing to deliver such stock, cash, securities or other assets to the holders of the Series A Preferred. A sale, transfer or lease of all or substantially all of the assets of the Corporation to another person shall be deemed a reorganization, reclassification, consolidation or merger for the foregoing purposes.

                     (vii) Adjustment Upon Conversion of Brunswick Note. In the event that (i) the Corporation receives a conversion notice from the holder of the Brunswick Note (other than Tracker) (the "Brunswick Conversion Notice") prior to binding effectiveness of the Corporation's notice to prepay the Brunswick Note in accordance with the terms of the Brunswick Note, or (ii) Brunswick converts the Brunswick Note notwithstanding the delivery of any prepayment notice by the Corporation (and such conversion was able to occur for any reason other than solely as a result of a breach by Tracker of its obligation with respect to its exercise of the Warrant and to deposit into escrow the entire exercise price therefor as contemplated by the parties hereto in that certain escrow agreement described in Section 2.2 of the Purchase Agreement), the Conversion Price shall be reduced to a price per share so as to result in the Series A Preferred then outstanding and issuable upon the exercise of the Warrant being convertible into that number of shares of Common Stock such that the percentage interest of Common Stock (determined on an as-if converted and exercised basis) held by Tracker before receipt by the Corporation of the Brunswick Conversion Notice shall be equal to the percentage interest of Common Stock (determined on an as-if converted and exercised basis) held by Tracker after conversion of the Brunswick Note.

                     (viii) Exceptions to Adjustment of Conversion Price. Anything herein to the contrary notwithstanding, the Corporation shall not make any adjustment of the Conversion Price in the case of issuance of Additional Preferred Shares as dividends on shares of Series A Preferred.

                     (ix) Officer's Certificate. Upon each adjustment of the Conversion Price, and in the event of any change in the rights of a holder of Series A Preferred by reason of other events herein set forth, then and in each such case, the Corporation will promptly provide a certificate of a duly authorized officer of the Corporation, stating the adjusted Conversion Price, or specifying the other shares of the Common Stock, securities or assets and the amount thereof receivable as a result of such change in rights, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

                     (x) Corporation to Prevent Dilution. In case at any time or from time to time conditions arise by reason of action taken by the Corporation, which in the good faith opinion of its Board are not adequately covered by the provisions of this Section 6(d), and which might materially and adversely affect the exercise rights of the holders of the Series A Preferred, the Board shall appoint a firm of independent certified public accountants, which shall give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of this Section 6(d), necessary with respect to the Conversion Price, so as to preserve, without dilution (other than as specifically contemplated by the Articles of Incorporation), the exercise rights of the holders of the Series A Preferred. Upon receipt of such opinion, the Board shall forthwith make the adjustments described therein.

              (e) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation (it being understood that the Corporation will not be prohibited from taking actions that are permitted by the terms hereunder), but will at all times in good faith assist in the carrying out of all the provisions of Section 6 hereof and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

              (f) No Fractional Shares Adjustments. No fractional shares shall be issued upon conversion of the Series A Preferred. The number of full shares of Common Stock issuable upon conversion of all shares of Series A Preferred converted by the same shareholder at the same time shall be computed on the basis of the aggregate amount of the shares to be converted. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred, the Corporation will pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price per share of Common Stock on the day of conversion.

              (g) Shares to be Reserved. The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Series A Preferred, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series A Preferred from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Texas, use its best efforts to obtain shareholder approval to increase, and thereafter, to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized but unissued Common Stock shall be insufficient to permit the conversion in full of the Series A Preferred.

              (h) Taxes and Charges. The Corporation will pay any and all issue or other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock on conversion of the Series A Preferred. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of Common Stock in a name other than that of the registered holder of the Series A Preferred, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

              (i) Closing of Books. The Corporation will at no time close its transfer books against the transfer of any shares of Series A Preferred or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred in any manner which interferes with the timely conversion of such shares of Series A Preferred.

         7. Redemption.

              (a) Subject to the right of the holders of the Series A Preferred to exercise their conversion rights pursuant to section 6(a)(ii), all of the shares of the Series A Preferred shall be redeemable at the option of the Corporation, at any time or from time to time after the third anniversary of the Issue Date, in whole but not in part, at a price equal to the sum of the Liquidation Value and all accrued but unpaid dividends thereon through the date of redemption, which such dividends shall be determined on a pro rata basis for the number of days in the period through the date of redemption, multiplied by the applicable Redemption Percentage (the "Redemption Price"). The redemption shall not occur or be effective until the date of redemption set forth in the notice of redemption delivered to holders of the Series A Preferred in accordance with Section 7(b) hereof and may be superseded by the timely exercise of the conversion right set forth in Section 6(a)(ii).

              (b) The Corporation may exercise its redemption right set forth in
Section 7(a) by providing written notice of the Corporation's intention to redeem all of the shares of the Series A Preferred to each holder of Series A Preferred, at such holder's address of record, not less than thirty one (31) days nor more than sixty (60) days prior to the date of redemption, with such notice to specify the time and place of redemption.

              (c) Unless the Corporation defaults in the payment in full of the applicable Redemption Price, dividends on the shares called for redemption shall cease to accrue on the date of redemption, and all rights of the holders of such shares shall cease on the date of redemption, except the right to receive the amount payable upon redemption of the shares on presentation and surrender of the respective certificates representing the shares, and the shares shall not after the date of redemption be deemed to be outstanding.

              (d) Upon redemption, the shares of the Series A Preferred that shall at any time have been redeemed or which shall have been converted pursuant to Section (e), shall have the status of authorized but unissued shares of preferred stock, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors.

         8.  Issuance  of  Additional  Series A  Preferred.  To the  extent  the
Corporation issues shares of Series A Preferred in more than one issuance, all shares of Series A Preferred issued after the Issue Date shall have all the powers, designations, preferences and relative, participating, optional or other rights of the Series A Preferred, as adjusted after the Issue Date.

         9. Definitions. As used herein, the following terms shall have the respective meanings set forth below:

         "Additional Preferred Shares" means additional shares of Series A Preferred paid as a dividend on shares of Series A Preferred in accordance with
Section 3(a)(i).

         "Additional Shares of Stock" means all shares of Common Stock issued by the Corporation after the Issue Date, other than (a) on any conversion of shares of Series A Preferred, (b) pursuant to stock options or other equity incentive plans for employees, officers and/or directors of the Corporation that (i) are either approved by the directors appointed by the holders of the Series A Preferred, or (ii) were in existence prior to the Issue Date, or (c) pursuant to the terms of any other securities outstanding on the Issue Date.

         "Adjustment  Event"  shall  have  the  meaning  set  forth  in  Section
6(d)(ii).

         "Articles of Incorporation" shall have the meaning set forth in the second paragraph of this Statement of Designations.

         "Board" shall have the meaning set forth in the first paragraph of this Statement of Designations.

         "Brunswick" means Brunswick Corporation, a Delaware corporation.

         "Brunswick  Conversion  Notice"  shall  have the  meaning  set forth in
Section 6(d)(vii).

         "Brunswick Note" means the Convertible Subordinated Promissory Note dated December 14, 2001 with an initial face value of $3,000,000 initially issued to Brunswick.

         "Business Day" means any day that is not a Saturday, a Sunday or any day on which banks in the State of Missouri or Texas are authorized or obligated to close.

         "Bylaws" means the Second Amended and Restated Bylaws of the Company.

         "Common Stock" means the Corporation's Common Stock, par value $.01 per share, and shall also include any capital stock or other securities of the Corporation into which Common Stock is changed, including by way of a reclassification, combination or subdivision.

         "Conversion Price" means the Conversion Price per share of Common Stock into which the Series A Preferred is convertible, as such Conversion Price may be adjusted pursuant to Section 6 hereof. The initial Conversion Price will be $2.4594.

         "Convertible Securities" means evidences of indebtedness, shares of preferred stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Shares of Stock, either immediately or upon the occurrence of a specified date or a specified event (including, without limitation, the Affiliate Notes), other than the Series A Preferred Stock and the Warrant.

         "Corporation" means Travis Boats & Motors, Inc., a Texas corporation.

         "Dividend Payment Date" shall have the meaning set forth in Section 3(a)(ii).

         "Issue Date" means the date of the first issuance of any shares of the Series A Preferred by the Corporation.

         "Junior Securities" shall have the meaning set forth in Section 2.

         "Liquidation Value" shall have the meaning set forth in Section 3(a)(iii)(B).

         "Market Price" means, as to any security on the date of determination thereof, the average of the closing prices of such security's sales on all principal United States securities exchanges on which such security may at the time be listed, or, if there shall have been no sales on any such exchange on any day, the last trading price of such security on such day, or if there is no such price, the average of the bid and asked prices at the end of such day, on the Nasdaq National Market, in each such case averaged for a period of twenty
(20) consecutive Business Days prior to the day when the Market Price is being determined; provided, that if such security is listed on any United States securities exchange the term "Business Days" as used in this sentence means business days on which such exchange is open for trading. Notwithstanding the foregoing, with respect to the issuance of any security by the Corporation in an underwritten public offering, the Market Price shall be the per share purchase price paid by the public investors. If at any time such security is not listed on any exchange or the Nasdaq National Market, the Market Price shall be deemed to be the fair value thereof determined by an investment banking firm of nationally recognized standing selected by the Board, as of the most recent practicable date when the determination is to be made, taking into account the value of the Corporation as a going concern, and without taking into account any lack of liquidity of such security or any discount for a minority interest.

         "Parity Securities" means any securities of the Corporation which by their terms rank pari passu either as to the payment of dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         "Person"   or   "person"   shall  mean  an   individual,   partnership,
corporation, trust, unincorporated organization, joint venture, government or agency, political subdivision thereof, or any other entity of any kind.

         "Post Merger Securities" shall have the meaning set forth in Section 6(d)(vi).

         "Purchase  Agreement"  shall  have the  meaning  set  forth in  Section
3(a)(i).

         "Redemption Percentage" shall mean a percentage equal to 104% during the period commencing on the third anniversary date of the Issue Date and ending on the day before the fourth anniversary date of the Issue Date, 103% during the period commencing on the fourth anniversary date of the Issue Date and ending on the day before the fifth anniversary date of the Issue Date, 102% during the period commencing on the fifth anniversary date of the Issue Date and ending on the day before the sixth anniversary date of the Issue Date, 101% during the period commencing on the sixth anniversary date of the Issue Date and ending on the day before the seventh anniversary date of the Issue Date, and 100% beginning on the seventh anniversary date of the Issue Date and thereafter.

         "Redemption Price" shall have the meaning set forth in Section 7(a).

         "Sale Transaction" shall have the meaning set forth in Section 5(c)(v).

         "Series A Liquidation  Preference"  shall have the meaning set forth in
Section 4(a).

         "Series A Preferred" shall have the meaning set forth in Section 1.

         "Tracker" shall have the meaning set forth in Section 3(a)(i).

         "Warrant" shall mean the warrant to purchase shares of Series A Preferred issuable to the initial holder of Series A Preferred as of the Second Closing.

         IN WITNESS WHEREOF, Travis Boats & Motors, Inc. has caused this Statement of Designation to be signed on its behalf by Mark T. Walton, its President, and Michael B. Perrine, its Secretary, this 12th day of March, 2002.

                             TRAVIS BOATS & MOTORS, INC.



                             By:    /s/ Mark T. Walton
                                    --------------------------------------------
                                    Mark T. Walton, President



ATTEST


/s/ Michael B. Perrine
-----------------------------
Michael B. Perrine, Secretary

                                                                     EXHIBIT C
                                                                     ---------

                                    Exhibit B

                                     WARRANT

NEITHER THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, THE SHARES OF 6% SERIES A CUMULATIVE CONVERTIBLE SERIES A PREFERRED STOCK ISSUABLE UPON THE EXERCISE HEREOF, NOR THE SHARES OF COMMON STOCK ISSUABLE UPON THE CONVERSION OF SUCH PREFERRED STOCK, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

                    WARRANT TO PURCHASE SERIES A PREFERRED OF
                           TRAVIS BOATS & MOTORS, INC.


Date March __, 2002


This Certifies That, for value received, TMRC, L.L.P., or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after [EFFECTIVE DATE] (the "Effective Date"), and before 5:00 p.m. Pacific Time on [5 YEARS AFTER THE EFFECTIVE DATE] (the "Expiration Date") unless earlier terminated in accordance with Section 8 hereof, to purchase from Travis Boats & Motors, Inc., a Texas corporation (the "Company") up to 30,000 shares of Series A Preferred (as defined below) of the Company, at a price per share of $100.00 (the "Purchase Price"). The conversion price of the Series A Preferred purchasable upon exercise of this Warrant is subject to adjustment and change as provided herein. This Warrant is issued pursuant to the Series A Preferred and Warrant Purchase Agreement, dated as of the Effective Date, between the Company and the initial Holder (the "Purchase Agreement").

         1. CERTAIN DEFINITIONS. As used in this Warrant the following terms shall have the following respective meanings:

              1.1. "Business Day" means any day that is not a Saturday, a Sunday or any day on which banks in the State of Missouri or Texas are authorized or obligated to close.

              1.2. "Common Stock" means the common stock of the Company, par value $0.01 per share, and shall also include (a) any capital stock or other securities of the Company into which Common Stock is changed, including by way of a reclassification, combination or subdivision, and (b) any other securities at any time receivable or issuable upon conversion of the Series A Preferred.

              1.3. "Effective Date" shall have the meaning set forth in the Preamble of this Warrant.

              1.4. "Exercise Amount" shall have the meaning set forth in Section 2.1(b) of this Warrant.

              1.5. "Expiration Date" shall have the meaning set forth in the Preamble of this Warrant.

              1.6. "Holder" shall have the meaning set forth in the Preamble of this Warrant.

              1.7.  "Notice of  Exercise"  shall have the  meaning  set forth in
Section 2.1 of this Warrant.

              1.8. "Purchase Agreement" shall have the meaning set forth in the Preamble of this Warrant.

              1.9. "Series A Conversion Price" shall mean the "Conversion Price" set forth in the Statement of Designations.

              1.10. "Series A Preferred" shall mean the 6% Series A Cumulative Convertible Series A Preferred of the Company, par value $0.01 per share.

              1.11.   "Statement  of   Designations"   means  the  Statement  Of
Designations of 6% Series A Cumulative Convertible Series A Preferred of Travis Boats & Motors, Inc. filed with the Secretary of State of the State of Texas.

              1.12.  "Suspension  Period"  shall have the  meaning  set forth in
Section 8(b) of this Warrant.

              1.13. "Warrant" as used herein, shall include this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

         2. EXERCISE OF WARRANT

              2.1. Payment. Subject to Sections 8 and 19 of this Warrant, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as
Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the principal office of the Company, and as soon as practicable after such date, surrendering

              (a) this Warrant at the principal office of the Company, and

              (b) payment in cash by wire transfer of an amount equal to the product obtained by multiplying the number of shares of Series A Preferred being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount").

              2.2. Stock Certificates; Fractional Shares. As soon as practicable on or after the date of any exercise of this Warrant, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Series A Preferred issuable upon such exercise, rounded up to the nearest whole number of shares. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

              2.3.  Partial  Exercise;  Effective  Date of Exercise.  Subject to
Section 19 of this Warrant, in case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Series A Preferred purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of effectiveness set forth in any notice of exercise delivered to the Company. The person entitled to receive the shares of Series A Preferred issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

         3. VALID ISSUANCE; TAXES. All shares of Series A Preferred issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof.

         4. ADJUSTMENT OF CONVERSION PRICE. The Series A Conversion Price of shares of Series A Preferred issuable upon exercise of this Warrant shall be adjusted in accordance with Section 6(d) of the Statement of Designations.

         5. LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

         6. RESERVATION OF SERIES A PREFERRED. The Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Series A Preferred and, from time to time, will take all steps necessary to amend its Certificate of Incorporation to provide sufficient reserves of shares of Series A Preferred issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Series A Preferred upon the exercise of this Warrant.

         7. TRANSFER AND EXCHANGE. Prior to or on June 10, 2002, this Warrant may be transferred only to any parent, subsidiary or affiliate of Holder, and, prior to or on such date, may not be transferred to any other party without the prior written consent of the Company. Subject to the foregoing, the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred, in whole or in part, on the books of the Company maintained for such purpose at the principal office of the Company referred to above, by the Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Holder a new Warrant or Warrants with respect to the shares of Series A Preferred not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however that until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Holder hereof as the owner for all purposes.

         8. SUSPENSION AND TERMINATION OF THE WARRANT.

              (a) Brunswick Note Acquired by Holder. Upon the acquisition by the Holder of the Brunswick Note or the Brunswick Note holder's rights thereunder, and for so long as the Holder retains the Brunswick Note or such rights, the Holder shall be precluded from exercising all or a portion of this Warrant unless the Holder agrees, concurrent with the delivery of any Notice of Exercise by the Holder to the Company, to (a) waive any rights it may have under the Brunswick Note to convert the Brunswick Note into shares of the Company's Common Stock, and (b) delete the provisions in the Brunswick Note relating to conversion of the Brunswick Note into shares of the Company's Common Stock. This Warrant Agreement shall terminate immediately upon the conversion of the Brunswick Note by the Holder.

              (b) Termination of Warrant Due to Failure by Holder. This Warrant shall terminate if the Company's inability to prepay the Brunswick Note in accordance with the Prepayment Notice (as such term is defined by the Purchase Agreement) prior to or on June 10, 2002 is attributable solely to a breach by Holder of its obligation with respect to its exercise of the Warrant and to deposit into escrow the entire exercise price therefor as contemplated by the parties hereto in that certain escrow agreement described in Section 2.2 of the Purchase Agreement.

         9. NO RIGHTS OR LIABILITIES AS STOCKHOLDERS. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Series A Preferred by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a stockholder of the Company for any purpose.

         10. NOTICES. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below; (c) three (3) business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

         To Holder:                           To the Company:

         TMRC, L.L.P. c/o                     Travis Boats & Motors, Inc.
         Tracker Marine, L.L.C.               5000 Plaza of the Lake, Suite 250
         2500 East Kearney Street             Austin, Texas 78746
         Springfield, Missouri 65803          Attn:  Mark T. Walton
         Attn:  Ken Burroughs                 Fax Number: (512) 329-0480
         Fax Number: (417) 873-5052


         With copies to:                      With copies to:

         Greene & Curtis, L.L.P.              Jenkens & Gilchrist, PC
         1340 East Woodhurst Drive            2200 One American Center
         Springfield, Missouri  65804         600 Congress Avenue
         Attn:  Joseph C. Greene, Esq.        Austin, Texas 78701
         Fax Number:  (417) 883-4317          Attn:  J. Rowland Cook, Esq.
                                              Fax Number: (512) 404-3520

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 9 by giving the other party written notice of the new address in the manner set forth above.

         11. HEADINGS. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

         12. LAW GOVERNING. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

         13. NO IMPAIRMENT. The Company will not, by amendment of its Certificate of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Series A Preferred upon exercise of this Warrant.

         14. NOTICES OF RECORD DATE. In case:

              14.1. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the conversion of the Series A Preferred), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

              14.2. of any consolidation or merger of the Company with or into another corporation, any capital reorganization of the Company, any reclassification of the Capital Stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; or

              14.3. of any voluntary dissolution, liquidation or winding-up of the Company; or

              14.4. of any redemption or conversion of all outstanding Series A Preferred;

          then, and in each such case, the Company will mail or cause to be mailed to the Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such stock or securities as at the time are receivable upon the conversion of the Series A Preferred), shall be entitled to exchange their shares of Common Stock (or such other stock or securities), for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

         15. SEVERABILITY. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         16. COUNTERPARTS. For the convenience of the parties, any number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

         17. NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Warrant enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of this Warrant or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to holders of the Company's securities under any other agreements, except rights that have been waived.

         18. SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. the next Business Day.

         19. FULL EXERCISE ON OR PRIOR TO JUNE 10, 2002. Notwithstanding any other provision in this Warrant to the contrary, on or prior to June 10, 2002, this Warrant may be exercised only in whole, and not in part, in accordance with and pursuant to the terms of that certain escrow agreement described in Section
2.2 of the Purchase Agreement. In connection with such exercise on or prior to June 10, 2002, the Holder will direct in the Notice of Exercise that all of the Exercise Amount must be applied by the Company towards a complete prepayment of the Brunswick Note, in accordance with the terms of the Brunswick Note. The Company shall take all reasonable actions to exercise the Company's right to prepay the Brunswick Note and to effect such prepayment, including, without limitation, those actions set forth in Section 5.1 of the Purchase Agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.



TMRC, L.L.P.                               TRAVIS BOATS & MOTORS, INC.

By:      Tracker Marine, L.L.C.

By:      Three Johns Company,              By:
                                                    ----------------------------
         its sole member
                                           Name:    Mark T. Walton
                                                    ----------------------------

By:                                        Title:   President
         -----------------------                    ----------------------------

Name:
         -----------------------

Title:
         -----------------------

                                    EXHIBIT 1

                               NOTICE OF EXERCISE

                    (To be executed upon exercise of Warrant)

[COMPANY NAME]

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities of Travis Boats & Motors, Inc. (the "Company"), as provided for therein, and tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $____________ for _________ such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):


Name:
               -----------------------------------------------------------------

Address:
               -----------------------------------------------------------------

Signature:
               -----------------------------------------------------------------

Note: The above signature should correspond exactly with the name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

[If exercise is on or before June 10, 2002, the following language shall also be included]

The undersigned hereby directs the Company, in accordance with Section 2.1 of the Warrant Agreement, to apply all of the Exercise Amount set forth above, towards the prepayment of the Brunswick Note in accordance with the terms of the Brunswick Note. The Company is directed to immediately take all reasonable actions to exercise the Company's right to prepay the Brunswick Note and to effect such prepayment, including, without limitation, those actions set forth in Section 5.1 of the Purchase Agreement.

                                    EXHIBIT 2

                                   ASSIGNMENT

          (To be executed only upon assignment of Warrant Certificate)

For value received, hereby sells, assigns and transfers unto ____________________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

--------------------------------------------------------------------------------

Name(s) of Assignee(s)              Address              # of Warrants
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants registered by said Warrant Certificate.


                    ------------------------------------------------------------

Dated:
                    ------------------------------------------------------------

Signature:
                    ------------------------------------------------------------

                                                                 EXHIBIT D
                                                                 ---------

                              SHAREHOLDER AGREEMENT


         THIS SHAREHOLDER AGREEMENT dated February ___, 2002 (this "Agreement"), is made and entered into among TMRC, L.L.P., a Missouri limited liability partnership ("Tracker"), on the one hand, and ________________ ("Shareholder"), on the other hand.

                                    RECITALS:

         A. Tracker and Travis Boats & Motors, Inc., a Texas corporation ("Company"), propose to enter into a Preferred Stock and Warrant Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), pursuant to which Tracker shall make an investment into the Company and the Company shall issue 6% Series A Cumulative Convertible Preferred Stock to Tracker and Warrants on the terms and subject to the conditions set forth in the Purchase Agreement (the "Investment"). Except as otherwise defined herein, terms used herein with initial capital letters have the respective meanings ascribed thereto in the Purchase Agreement.

         B. As of the date hereof, Shareholder beneficially owns and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) __________ shares (together with any shares issued to Shareholder after the date of this Agreement pursuant to the exercise of options, the "Shares") of the common stock, par value $0.01 per share (the "Common Stock"), of Company. The Shares as of the date of this Agreement are described on Exhibit A hereto.

         C. Pursuant to the Purchase Agreement, the Company is required to obtain the approval of its shareholders as a condition precedent to the Closing of all of the transactions contemplated under the Purchase Agreement and Shareholder has advised Tracker that it intends to vote in favor of, or take any such other action as may be required to approve, the Investment.

         D. As a condition and inducement to Tracker's willingness to enter into the Purchase Agreement, Tracker has requested that Shareholder agree, and Shareholder has agreed, to enter into this Agreement.

         E. Shareholder has a direct interest in the success of the Company, and accordingly, believes that the potential benefits to be derived by the Company as a result of the successful consummation of the full Investment would redound to and directly benefit Shareholder.

         F. The Board of Directors of the Company has approved this Agreement, the Purchase Agreement and the transactions contemplated hereby and thereby.

         NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this
Agreement and the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

                                    ARTICLE I
                                VOTING AGREEMENT

         Section 1.1 Agreement to Vote Shares. During the term of this Agreement, at any meeting of the Shareholders of Company (and at any and all postponements and adjournments thereof) called to consider and vote upon the adoption of the Purchase Agreement, and in connection with any action to be taken in respect of the adoption of the Purchase Agreement by written consent of Shareholders of Company, Shareholder shall vote or cause to be voted (including by written consent, if applicable) all of the Shares in favor of the adoption of the Purchase Agreement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Purchase Agreement and considered and voted upon at any such meeting or made the subject of any such written consent, as applicable. During the term of this Agreement, at any meeting of the Shareholders of Company called to consider and vote upon any Other Proposal (as hereinafter defined), and at any and all postponements and adjournments thereof, and in connection with any action to be taken in respect of any Other Proposal by written consent of Shareholders of Company, Shareholder shall vote or cause to be voted (including by written consent, if applicable) all of the Shares against such Other Proposal. For purposes of this Agreement, the term "Other Proposal" means any action which is intended or could reasonably be expected to materially impede, interfere with, delay or materially and adversely affect the consummation of the Investment or any of the other transactions contemplated by the Purchase Agreement or this Agreement; provided, however, that neither the Investment, the Brunswick Note or Affiliate Notes nor any other transaction contemplated by the Purchase Agreement to be consummated by Tracker or the Company in connection with the Investment or any other transaction contemplated by the Subordinated Note Purchase Agreements pursuant to which the Brunswick Note and Affiliate Notes were purchased shall constitute an Other Proposal. Shareholder shall not enter into any agreement or understanding with any person or entity the effect of which would be violative of the provisions and agreements contained in this Section 1.1.

         Section 1.2       Irrevocable Proxy.

         (a) Grant of Proxy. SHAREHOLDER HEREBY APPOINTS KEN BURROUGHS AND ANY DESIGNEE OF KEN BURROUGHS, AND EACH OF THEM INDIVIDUALLY, SHAREHOLDER'S AGENT, PROXY AND ATTORNEY-IN-FACT DURING THE TERM HEREOF, PURSUANT TO THE PROVISIONS OF
SECTION 2.29 OF THE TEXAS BUSINESS CORPORATION ACT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, TO VOTE OR ACT BY WRITTEN CONSENT DURING THE TERM HEREOF WITH RESPECT TO THE SHARES IN ACCORDANCE WITH SECTION 1.1 HEREOF. THIS PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SHAREHOLDER UNDER THIS AGREEMENT. SHAREHOLDER AFFIRMS THAT THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. SHAREHOLDER SHALL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY.

         (b) Other Proxies Revoked. Shareholder represents that any proxies heretofore given in respect of the Shares, if any, are not irrevocable, and that any and all such proxies are hereby revoked.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

         Section 2.1 Certain Representations and Warranties of Shareholder. Shareholder represents and warrants to Tracker as follows:

         (a) Ownership. Shareholder is the sole record and beneficial owner of the Shares and has full and unrestricted power to dispose of and to vote the Shares. Shareholder does not beneficially own any securities of Company on the date hereof other than the Shares. Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Articles I hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power and Authority; Execution and Delivery. Shareholder has all requisite legal capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (c) No Conflicts. The execution and delivery of this Agreement do not, and, subject to compliance with the applicable securities laws, the consummation of the transactions contemplated hereby and compliance with the provisions hereof, will not (i) , if Shareholder is an entity, conflict with or result in any breach of any organizational documents applicable to Shareholder or (ii) conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or give rise to a material obligation, a right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under any agreement, instrument, undertaking, law, rule, regulation, judgment, order, injunction, decree, determination or award binding on Shareholder, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that individually or in the aggregate would not (i) impair the ability of Shareholder to perform Shareholder's obligations under this Agreement or (ii) prevent or delay the consummation of any of the transactions contemplated hereby.

         (d) No Encumbrances. Except as applicable in connection with the transactions contemplated by Articles I hereof, the Shares and the certificates representing the Shares are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever except for any such encumbrances or proxies arising hereunder or any such encumbrances not caused or created by Shareholder.

         (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Shareholder.

         Section 2.2 Representations and Warranties of Tracker. Tracker hereby represents and warrants to Shareholder that:

         (a) Power and Authority; Execution and Delivery. Tracker has all requisite legal capacity, corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Tracker and the consummation by Tracker of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Tracker. This Agreement has been duly executed and delivered by Tracker and, assuming that this Agreement constitutes the valid and binding obligation of Shareholder, constitutes a valid and binding obligation of Tracker, enforceable against Tracker in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (b) No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) conflict with or result in any breach of any organizational documents applicable to Tracker or (ii) conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or give rise to a material obligation, right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under any agreement, instrument, undertaking, law, rule, regulation, judgment, order, injunction, decree, determination or award binding on Tracker, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that individually or in the aggregate would not (i) impair the ability of Tracker to perform their obligations under this Agreement or (ii) prevent or delay the consummation of any of the transactions contemplated hereby.

                                   ARTICLE III
                                CERTAIN COVENANTS

         Section 3.1  Certain Covenants of Shareholder.

         (a) Restriction on Transfer of Shares, Proxies and Noninterference. During the term of this Agreement, Shareholder shall not, directly or indirectly: (A) except pursuant to the terms of this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares; (B) except pursuant to the terms of this Agreement, grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of Company's Shareholders, approval of the issuance of the Brunswick Note and Affiliate Notes and other routine matters that would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange
Act), or powers of attorney, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares; or (C) take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Shareholder to perform Shareholder's obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby or by the Purchase Agreement.

         (b) Cooperation. Shareholder, in the capacity as a Shareholder, shall cooperate fully with Tracker and the Company in connection with their respective efforts to fulfill the conditions to the Investment set forth in the Purchase Agreement.

         (c) Reliance by Tracker. Shareholder understands and acknowledges that Tracker is entering into the Purchase Agreement in reliance upon Shareholder's execution and delivery of this Agreement.

                                   ARTICLE IV
                                  MISCELLANEOUS

         Section 4.1 Fees and Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

         Section 4.2 Amendment; Termination. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Agreement and the proxies granted pursuant to Section 1.2 shall terminate on the earlier of (i) the consummation of all of the transactions contemplated by the Purchase Agreement on the Closing Date, or (ii) the termination of the Purchase Agreement in accordance with its terms, but in no case later than the later of April 15, 2002 or the completion of any waiting periods required by the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder in connection with the shareholder approval process contemplated by the Purchase Agreement, including, without limitation, any delay in such waiting periods caused by any review or inquiry by the Securities and Exchange Commission.

         Section 4.3 Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for any performance hereunder, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         Section 4.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and is not intended to confer upon any person other than the parties any rights or remedies.

         Section 4.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

         Section 4.6 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, or sent by overnight courier or telecopy (providing proof of delivery) to the address set forth below (or, in each case, at such other address as shall be specified by like notice).

         If to Tracker:

                  TMRC, L.L.P. c/o
                  Tracker Marine, L.L.C.
                  2500 East Kearney Street
                  Springfield, Missouri 65803
                  Attention:  Kenneth N. Burroughs
                  Telephone:  (417) 873-5900
                  Telecopy:   (417) 873-5052

         with a copy (which shall not constitute notice) to:

                  Greene & Curtis, L.L.P.
                  1340 East Woodhurst Drive
                  Springfield, Missouri  65804
                  Attention:        Joseph C. Greene, Esq.
                  Telephone:        (417) 883-7678
                  Telecopy:         (417) 883-4317

         If to Shareholder:

                   ---------------------------------------

                   ---------------------------------------

                   ---------------------------------------


         with a copy (which shall not constitute notice) to:


                   ---------------------------------------

                   ---------------------------------------

                   ---------------------------------------


         Section 4.7 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by Shareholder without the prior written consent of Tracker, and any such assignment or delegation that is not consented to shall be null and void; provided that this Agreement, together with all rights, interests and obligations under this Agreement may be assigned or delegated, in whole, by Shareholder without the prior written consent of Tracker if the assignee or delegatee agrees in writing (and such agreement is reasonably satisfactory to Tracker) to be bound by the terms and conditions of this Agreement and to assume all of the rights, interests and obligations of Shareholder hereunder. This Agreement, together with any rights, interests, or obligations of Tracker hereunder, may be assigned or delegated, in whole or in part, by Tracker without the consent of or any action by Shareholder upon notice by Tracker to Shareholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (including without limitation any person to whom any Shares are sold, transferred, assigned or passed, whether by operation of law or otherwise).

         Section 4.8 Confidentiality. Shareholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, Shareholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of Tracker, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures its counsel advises are necessary in order to fulfill its obligations imposed by law, in which event Shareholder shall give notice of such disclosure to Tracker as promptly as practicable so as to enable Tracker to seek a protective order from a court of competent jurisdiction with respect thereto and shall reasonably cooperate with Tracker with respect to Tracker's efforts to obtain such protective order.

         Section 4.9 Further Assurances. Shareholder shall execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate or as may be reasonably requested by Tracker in order to ensure that Tracker receive the full benefit of this Agreement.

         Section 4.10 Enforcement. Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery in and for New Castle County in the State of Delaware (or, if such court lacks subject matter jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto (i) shall submit itself to the personal jurisdiction of the Court of Chancery in and for New Castle County in the State of Delaware (or, if such court lacks subject matter jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery in and for New Castle
County in the State of Delaware (or, if such court lacks subject matter jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware).

         Section 4.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         Section 4.12 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         Section 4.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

                            [signature page follows]

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the day and year first written above.

                           TMRC, L.L.P.

                           By:           Tracker Marine, L.L.C.,
                                         A Missouri limited liability company

                           By:           Three Johns Company,
                                         its sole member


                           By:
                                    --------------------------------------------
                           Name:
                                    --------------------------------------------
                           Title:
                                  ----------------------------------------------

                                    Exhibit A



                  Certificate Number                 Number of Shares

                                                                   EXHIBIT E
                                                                   ---------

                                   Exhibit D

                       [Tracker Marine, L.L.C. Letterhead]

TMRC, L.L.P.
[address]

Re:      Warrant Exercise Price

Dear:

         In accordance with Section 2.1(b)(iii) of that certain Preferred Stock and Warrant Purchase Agreement by and between TMRC, L.L.P. ("Sub"), a 99% owned subsidiary of the undersigned, and Travis Boats & Motors, Inc. ("Travis") being entered into and delivered simultaneously herewith (the "Purchase Agreement"), the undersigned, Tracker Marine, L.L.C. ("Tracker") hereby confirms to Sub its firm, absolute and irrevocable obligation to contribute to the capital of Sub, immediately upon notice to Tracker, but in no case later than three (3) business days prior to the prepayment date set forth in the prepayment notice described in Sections 2.1(b)(iii) and 2.2 of the Purchase Agreement, the full amount of the exercise price of the Warrant (as defined in the Purchase Agreement) to be used by Sub solely for the purpose of exercising the Warrant. In addition, Tracker covenants that the ownership of Sub shall not change prior to the earlier of the Second Closing (as such term is defined in the Purchase Agreement) or the date the Purchase Agreement is terminated in accordance with its terms. Tracker further covenants that Tracker will use its best efforts to cause Sub to meet its obligations to exercise the Warrant in accordance with and pursuant to the Purchase Agreement.

         Tracker hereby acknowledges its understanding that, in entering into the Purchase Agreement with Sub, Travis is relying on Tracker's obligation to make the capital contribution and other covenants described in the preceding paragraph of this letter. Accordingly, to induce Travis to enter into the Purchase Agreement with Sub, Tracker agrees that such obligation and covenants are also for the benefit of Travis and Travis shall be entitled to rely upon them as though made directly to Travis.

                                   Sincerely,

                                   /s/ Kenneth Burroughs

                                   Tracker Marine, L.L.C.


cc:    Mr. Mark Walton
       Travis Boats and Motors, Inc.